EXHIBIT 99.41
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                     AMENDED AND RESTATED AS OF MAY 26, 2004



                          ADVANTAGE ENERGY INCOME FUND




                   __________________________________________


                                 TRUST INDENTURE

                   __________________________________________







                         BURNET, DUCKWORTH & PALMER LLP



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                                TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
ARTICLE 1 INTERPRETATION......................................................2
   1.1     DEFINITIONS........................................................2
   1.2     MEANING OF "OUTSTANDING"...........................................8
   1.3     HEADINGS...........................................................8
   1.4     CONSTRUCTION OF TERMS..............................................8
   1.5     REFERENCES TO ACTS PERFORMED BY THE TRUST..........................9
   1.6     INCOME TAX ACT.....................................................9
   1.7     INCLUSION OF SUBSIDIARIES..........................................9

ARTICLE 2 DECLARATION OF TRUST................................................9
   2.1     SETTLEMENT OF TRUST................................................9
   2.2     DECLARATION OF TRUST...............................................9
   2.3     NAME...............................................................9
   2.4     NATURE OF THE TRUST................................................9
   2.5     LEGAL ENTITLEMENTS AND RESTRICTIONS OF UNITHOLDERS................10
   2.6     LIABILITY OF UNITHOLDERS..........................................10
   2.7     CONTRACTS OF THE TRUST............................................11
   2.8     HEAD OFFICE OF TRUST..............................................11

ARTICLE 3 ISSUE AND SALE OF TRUST UNITS......................................12
   3.1     NATURE OF TRUST UNITS.............................................12
   3.2     ISSUE OF TRUST UNITS AND OTHER SECURITIES.........................12
   3.3     TRANSFER OF TRUST UNITS...........................................13
   3.4     CONSOLIDATION OF TRUST UNITS......................................13
   3.5     NO PRE-EMPTIVE RIGHTS.............................................13
   3.6     NO FRACTIONAL TRUST UNITS.........................................13
   3.7     RE-PURCHASE OF INITIAL TRUST UNITS BY FUND........................13
   3.8     NON-RESIDENT OWNERSHIP CONSTRAINT.................................13

ARTICLE 4 INVESTMENTS OF TRUST FUND..........................................14
   4.1     PURPOSE OF THE TRUST..............................................14
   4.2     QUALIFICATION.....................................................15

ARTICLE 5 DISTRIBUTIONS......................................................15
   5.1     DETERMINATION OF DISTRIBUTABLE INCOME OF THE TRUST................15
   5.2     DISTRIBUTABLE INCOME OF THE TRUST TO BECOME PAYABLE...............16
   5.3     NET REALIZED CAPITAL GAINS TO BECOME PAYABLE......................16
   5.4     DISTRIBUTABLE INCOME AND NET REALIZED CAPITAL GAINS FOR
           INCOME TAX PURPOSES TO BECOME PAYABLE.............................16
   5.5     OTHER AMOUNTS.....................................................17
   5.6     ENFORCEMENT.......................................................17
   5.7     PAYMENT OF AMOUNTS PAYABLE........................................17
   5.8     DISTRIBUTION OF ADDITIONAL TRUST UNITS............................17
   5.9     WITHHOLDING TAXES.................................................18

ARTICLE 6 APPOINTMENT, RESIGNATION AND REMOVAL OF TRUSTEE....................18
   6.1     TRUSTEE'S TERM OF OFFICE..........................................18
   6.2     RESIGNATION OF TRUSTEE............................................18
   6.3     REMOVAL OF TRUSTEE................................................18
   6.4     APPOINTMENT OF SUCCESSOR TO TRUSTEE...............................19


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                                       ii


   6.5     FAILURE TO APPOINT SUCCESSOR......................................19
   6.6     QUALIFICATIONS OF TRUSTEE.........................................19

ARTICLE 7 CONCERNING THE TRUSTEE.............................................19
   7.1     POWERS OF THE TRUSTEE AND AOG.....................................19
   7.2     SPECIFIC POWERS AND AUTHORITIES...................................20
   7.3     VOTING OF SHARES AND NOTES HELD BY THE TRUST......................24
   7.4     RESTRICTIONS ON TRUSTEE'S POWERS..................................24
   7.5     BANKING...........................................................25
   7.6     STANDARD OF CARE..................................................25
   7.7     FEES AND EXPENSES.................................................25
   7.8     LIMITATIONS ON LIABILITY OF TRUSTEE...............................26
   7.9     INDEMNIFICATION OF TRUSTEE........................................26
   7.10    ENVIRONMENTAL INDEMNITY...........................................26
   7.11    APPARENT AUTHORITY................................................27
   7.12    NOTICE TO UNITHOLDERS OF NON-ELIGIBILITY FOR DEFERRED
           INCOME PLANS......................................................28
   7.13    DECLARATION AS TO BENEFICIAL OWNERSHIP............................28
   7.14    CONDITIONS PRECEDENT TO TRUSTEE'S OBLIGATIONS TO ACT..............28
   7.15    SURVIVAL OF INDEMNITIES...........................................28
   7.16    TRUSTEE MAY HAVE OTHER INTERESTS..................................28
   7.17    DOCUMENTS HELD BY TRUSTEE.........................................29

ARTICLE 8 DELEGATION OF POWERS...............................................29
   8.1     THE MANAGER.......................................................29
   8.2     OFFERINGS AND OTHER MATTERS.......................................29
   8.3     POWER OF ATTORNEY.................................................30
   8.4     LIABILITY OF TRUSTEE..............................................30
   8.5     PERFORMANCE OF DUTIES.............................................30

ARTICLE 9 REDEMPTION OF TRUST UNITS..........................................31
   9.1     RIGHT OF REDEMPTION...............................................31
   9.2     EXERCISE OF REDEMPTION RIGHT......................................31
   9.3     CASH REDEMPTION...................................................31
   9.4     NO CASH REDEMPTION IN CERTAIN CIRCUMSTANCES.......................32
   9.5     IN SPECIE REDEMPTION..............................................33
   9.6     CANCELLATION OF CERTIFICATES FOR ALL REDEEMED TRUST UNITS.........33
   9.7     PURCHASE FOR CANCELLATION.........................................33

ARTICLE 10 AMENDMENT.........................................................34
   10.1    AMENDMENT.........................................................34
   10.2    NOTIFICATION OF AMENDMENT.........................................35

ARTICLE 11 MEETINGS OF UNITHOLDERS...........................................35
   11.1    ANNUAL AND SPECIAL MEETINGS OF UNITHOLDERS........................35
   11.2    NOTICE OF MEETINGS................................................35
   11.3    QUORUM............................................................35
   11.4    VOTING RIGHTS OF UNITHOLDERS......................................36
   11.5    RESOLUTIONS.......................................................36
   11.6    MEANING OF "SPECIAL RESOLUTION"...................................37
   11.7    RECORD DATE FOR VOTING............................................37
   11.8    BINDING EFFECT OF RESOLUTIONS.....................................38
   11.9    SOLICITATION OF PROXIES...........................................38
   11.10   NO BREACH.........................................................38

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ARTICLE 12 CERTIFICATES, REGISTRATION AND TRANSFER OF TRUST UNITS............38
   12.1    NATURE OF TRUST UNITS.............................................38
   12.2    CERTIFICATES......................................................38
   12.3    REGISTER OF UNITHOLDERS...........................................39
   12.4    TRANSFER OF TRUST UNITS...........................................39
   12.5    TRUST UNITS HELD JOINTLY OR IN A FIDUCIARY CAPACITY...............40
   12.6    PERFORMANCE OF TRUST..............................................40
   12.7    LOST CERTIFICATES.................................................40
   12.8    DEATH OF A UNITHOLDER.............................................40
   12.9    UNCLAIMED INTEREST OR DISTRIBUTION................................41
   12.10      EXCHANGES OF TRUST CERTIFICATES................................41

ARTICLE 13 TERMINATION.......................................................41
   13.1    TERMINATION DATE..................................................41
   13.2    TERMINATION BY SPECIAL RESOLUTION OF UNITHOLDERS..................41
   13.3    PROCEDURE UPON TERMINATION........................................41
   13.4    POWERS OF THE TRUSTEE UPON TERMINATION............................42
   13.5    SALE OF INVESTMENTS...............................................42
   13.6    DISTRIBUTION OF PROCEEDS..........................................42
   13.7    FURTHER NOTICE TO UNITHOLDERS.....................................42
   13.8    RESPONSIBILITY OF TRUSTEE AFTER SALE AND CONVERSION...............42

ARTICLE 14 SUPPLEMENTAL INDENTURES...........................................42
   14.1    PROVISION FOR SUPPLEMENTAL INDENTURES.............................42
   14.2    PROVISION FOR AMENDED AND RESTATED INDENTURE......................43

ARTICLE 15 NOTICES TO UNITHOLDERS............................................43
   15.1    NOTICES...........................................................43
   15.2    FAILURE TO GIVE NOTICE............................................43
   15.3    JOINT HOLDERS.....................................................44
   15.4    SERVICE OF NOTICE.................................................44

ARTICLE 16 AUDITORS..........................................................44
   16.1    QUALIFICATION OF AUDITORS.........................................44
   16.2    APPOINTMENT OF AUDITORS...........................................44
   16.3    CHANGE OF AUDITORS................................................44
   16.4    FILLING VACANCY...................................................44
   16.5    REPORTS OF AUDITORS...............................................44

ARTICLE 17 ACCOUNTS, RECORDS AND FINANCIAL STATEMENTS........................45
   17.1    RECORDS...........................................................45
   17.2    QUARTERLY REPORTING TO UNITHOLDERS................................45
   17.3    ANNUAL REPORTING TO UNITHOLDERS...................................45
   17.4    INFORMATION AVAILABLE TO UNITHOLDERS..............................45
   17.5    INCOME TAX: OBLIGATION OF THE TRUSTEE.............................46
   17.6    INCOME TAX: DESIGNATIONS..........................................46
   17.7    INCOME TAX: DEDUCTIONS, ALLOWANCES AND CREDITS....................46
   17.8    FISCAL YEAR.......................................................46

ARTICLE 18 COMPULSORY ACQUISITION............................................46
   18.1    OFFER FOR TRUST UNITS.............................................46

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ARTICLE 19 MISCELLANEOUS.....................................................49
   19.1    CONTINUED LISTING.................................................49
   19.2    SUCCESSORS AND ASSIGNS............................................49
   19.3    COUNTERPARTS......................................................49
   19.4    SEVERABILITY......................................................49
   19.5    DAY NOT A BUSINESS DAY............................................49
   19.6    TIME OF THE ESSENCE...............................................49
   19.7    GOVERNING LAW.....................................................49
   19.8    NOTICES TO TRUSTEE AND AOG........................................50
   19.9    REFERENCES TO AGREEMENTS..........................................50



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                          ADVANTAGE ENERGY INCOME FUND
                                 TRUST INDENTURE

         TRUST INDENTURE made as of the 17th day of April, 2001, supplemented as of May 22, 2001 and amended and restated as of June 25, 2002, May 28, 2003 and May 26, 2004.

BETWEEN:

         COMPUTERSHARE COMPANY OF CANADA, a trust company incorporated under the laws of Canada, with offices in the City of Calgary, in the Province of Alberta (hereinafter called the "Trustee")

                                                               OF THE FIRST PART

                                     - and -

         ADVANTAGE OIL & GAS LTD., a body corporate incorporated under the laws of Alberta, with offices in the City of Calgary, in the Province of Alberta (hereinafter called "AOG" or the "Corporation")

                                                              OF THE SECOND PART


         WHEREAS 687371 Alberta Ltd. (the "Settlor") has paid to the Trustee an amount of one hundred dollars in lawful money of Canada for the purpose of settling the Trust constituted hereby;

         AND WHEREAS the Trustee has agreed to hold the Settled Amount and all amounts and other property subsequently received under this Indenture in trust in accordance with the provisions hereinafter set forth;

         AND WHEREAS it is intended that the beneficiaries of the Trust shall be the holders of Trust Units, each of which Trust Units shall rank equally in all respects with every other Trust Unit;

         AND WHEREAS it is intended that the Trust shall qualify as a "unit trust" and as a "mutual fund trust" under the provisions of paragraph 108(2)(a) and subsection 132(6) of the Tax Act;

         AND WHEREAS the parties hereto desire to set out the terms and conditions which shall govern the settlement and the administration of the Trust;


         NOW THEREFORE THIS INDENTURE WITNESSETH that in consideration of the premises and the mutual and respective covenants and agreements contained herein, the Trustee declares and covenants and agrees with and in favour of the holders from time to time of the Trust Units and AOG as follows:

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                                   ARTICLE 1
                                 INTERPRETATION

1.1      DEFINITIONS

         In this Indenture including the recitals and in the Trust Certificates and schedules hereto, unless the context otherwise requires, the following words and expressions shall have the following meanings:

(a) "10 3/8% Notes" means the 10?% unsecured subordinated promissory notes of AOG issued on October 18, 2002 to the Trust;

(b) "10 3/8% Note Indenture" means the trust indenture providing for the issuance of the 10?% Notes dated October 18, 2002, as amended by the First Supplemental Note Indenture dated as of the same date and made between AOG and Computershare Trust Company of Canada, as trustee;

(c) "9 3/8% Notes" means the 9 3/8% unsecured subordinated promissory notes of AOG issued on July 8, 2003 to the Trust;

(d) "9 3/8% Note Indenture" means the trust indenture providing for the issuance of the 9 3/8% Notes dated July 8, 2003 made between AOG and Computershare Trust Company of Canada, as trustee;

(e) "8.5% Notes" means the 8.5% unsecured subordinated promissory notes of AOG issued on December 2, 2003 to the Trust;

(f) "8.5% Note Indenture" means the trust indenture providing for the issuance of the 8.5% Notes dated December 2, 2003 made between AOG and Computershare Trust Company of Canada, as trustee;

(g) "ABCA" means the Business Corporations Act (Alberta), s.a. 1981, c.b-15 as amended, including the regulations promulgated thereunder;

(h) "Affiliate" or "Associate", when used to indicate a relationship with a person or company, means an "affiliate" or "associate", respectively, of such person or company as such terms are defined as set forth in the Securities Act (Alberta);

(i) "AOG" or the "Corporation" means Advantage Oil & Gas Ltd., formerly Search Energy Corp., a corporation incorporated under the ABCA and a wholly-owned subsidiary of the Trust. All references to "AOG", unless the context otherwise requires, are references to Advantage Oil & Gas Ltd. and its predecessors and successors;

(j) "ARC" means credits or rebates in respect of Crown royalties which are paid or credited by the Crown, including those paid or credited under the Alberta Corporate Tax Act which are commonly known as "Alberta Royalty Credits";

(k) "Auditors" means such firm of chartered accountants as may be appointed as auditor or auditors of the Trust by or in accordance with Article 16;

(l) "Board of Directors" means the Board of Directors of AOG from time to time;

(m) "Business Day" means a day other than a Saturday, Sunday or statutory holiday in the Province of Alberta;

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                                       3


(n)      "Common Shares" means common shares in the capital of AOG;

(o) "Counsel" means a law firm (which may be counsel to AOG) reasonably acceptable to the Trustee;

(p) "Credit Facilities: means the credit facilities made available to the Trust, AOG or any affiliate of the Trust or AOG from time to time and any other credit facilities made available to the Trust, AOG or any affiliate of the Trust or AOG (including any assumed by contract, operation of law or otherwise) from time to time by other Persons (including banks, other financial institutions and Persons wholly-owned, directly or indirectly, by the Trust, AOG or any affiliate of the Trust or AOG) and includes guarantees, either direct or indirect, by the Trust, AOG or any affiliate of the Trust or AOG of any credit facilities made available to Persons wholly-owned, directly or indirectly, the Trust, AOG or any affiliate of the Trust or AOG provided such Person has either made a credit facility available to the Trust, AOG or any affiliate of the Trust or AOG or guaranteed, directly or indirectly, one of the Credit Facilities;

(q) "Distributable Income" means, in respect of a Distribution Record Date, the sum of:

         (i) all amounts received by the Trust in respect of the Trust Royalty or any other royalties on Properties since the immediately preceding Distribution Record Date;

         (ii) all ARC received by the Trust since the immediately preceding Distribution Record Date;

         (iii) all interest income received by the Trust in respect of the Notes, 10 3/8% Notes, 9 3/8% Notes, and 8.5% Notes since the immediately preceding Distribution Record Date;

         (iv) all dividend income received by the Trust from the Common Shares, Non-Voting Shares and the Preferred Shares since the immediately preceding Distribution Record Date;

         (v) all amounts received by the Trust as income or returns on Permitted Investments and Subsequent Investments since the immediately preceding Distribution Record Date from investment of the Trust Fund, less the sum of

         (vi) all Trust Expenses incurred since the immediately preceding Distribution Record Date, and

         (vii) any other amounts (including taxes) required by law or hereunder to be deducted, withheld or paid in respect of the Trust since the immediately preceding Distribution Record Date;

(r) "Distributable Income of the Trust" shall have the meaning attributed thereto in Section 5.1;

(s) "Distribution Date" means a date on which the Trustee is required to make a distribution of Distributable Income, which date shall be the 15th day of the month following each Distribution Record Date or, if any such day is not a Business Day, the next following Business Day or such other dates determined from time to time by the Trustee;

(t)      "Distribution Period" has the meaning ascribed thereto in Section 5.1;

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(u)      "Distribution Record Date" means until otherwise determined by the
         Trustee, the last day of each month of each year, provided that if the last day is not a Business Day, then the Distribution Record Date for such month will be the first Business Day following the last day of each month of the year or such other dates in any year determined from time to time by the Trustee, but December 31 in each year shall be a Distribution Record Date;

(v)      "Fair Market Value" means 85% of the Intrinsic Value;

(w) "Initial Permitted Securities" means any equity or debt securities, or rights thereto, authorized or issued from time to time by AOG and any successor to AOG including, without limitation, the Common Shares, Non-Voting Shares, Preferred Shares, 10?% Notes , 9?% Notes, 8.5% Notes and Notes;

(x) "Intrinsic Value" means, in the circumstances set forth in Section 9.4(b) or (c), the fair market value of the Trust Units as determined by the Board of Directors of AOG taking into consideration any deductions required to account for the amount of tax liability incurred by the Trust as a result of such redemption;

(y) "Lender" means the lender or lenders providing the Credit Facilities or the Swap Arrangements;

(z) "Management Agreement" means the management agreement dated May 24, 2001 among the Trust, AOG and the Manager, as the same may be amended from time to time, and includes any subsequent agreement between AOG, the Trust and a manager whereby the manager is engaged to provide certain services in connection with the management and administration of the Trust or AOG;

(aa) "Manager" means Advantage Investment Management Ltd. in its capacity as manager of the Trust in accordance with the provisions of the Management Agreement and shall be deemed to include any replacements or successor managers under such agreement or as the Trustee and AOG may appoint hereunder;

(bb) "Material Contracts" means the Management Agreement, the Note Indenture, the 10 3/8% Note Indenture the 9 3/8% Note Indenture, the 8.5% Note Indenture , the Royalty Agreement, the Shareholder Agreement and the Trust Indenture or, in each case, any amendments or supplements thereto;

(cc) "Non-Voting Shares" means the non-voting common shares in the capital of AOG;

(dd) "Note Indenture" means the trust indenture providing for the issuance of the Notes dated May 24, 2001 and made between 925212 Alberta Ltd. (a predecessor of AOG) and Computershare Trust Company of Canada, as trustee and as amended by the supplemental note indenture dated December 14, 2001;

(ee) "Notes" means the 14% unsecured subordinated promissory notes of AOG issued pursuant to the Note Indenture and "Note" means any one of them;

(ff) "Offering" means any issuance or offering of Trust Units or any rights, warrants, special warrants, or other securities to purchase, to convert or redeem into or exchange into Trust Units on a public or private basis in Canada or elsewhere;

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                                       5


(gg) "Offering Documents" means any one or more of a prospectus, information memorandum, offering memorandum, private placement memorandum, rights offering circular and similar public or private offering document, or any understanding, commitment or agreement to issue or offer Trust Units or securities that are convertible, redeemable or exchangeable into Trust Units;

(hh) "Ordinary Resolution" means a resolution approved at a meeting of Unitholders by more than 50% of the votes cast in respect of the resolution by or on behalf of Unitholders present in person or represented by proxy at the meeting;

(ii) "outstanding", in relation to Trust Units, has the meaning attributed thereto in Section 1.2 hereof;

(jj) "Permitted Investments" means, with respect to up to 25% of the total assets of the Trust (unless otherwise approved by the Board of Directors from time to time) (a) obligations issued or guaranteed by the government of Canada or any province of Canada or any agency or instrumentality thereof, (b) term deposits, guaranteed investment certificates, certificates of deposit or bankers' acceptances of or guaranteed by any Canadian chartered bank or other financial institutions (including the Trustee and any affiliate of the Trustee) the short-term debt or deposits of which have been rated at least A or the equivalent by Standard & Poor's Corporation, Moody's Investors Service, Inc. or Dominion Bond Rating Service Limited, (c) commercial paper rated at least A or the equivalent by Dominion Bond Rating Service Limited, in each case maturing within 180 days after the date of acquisition, and (d) trust units and limited partnership units in trusts and limited partnerships which invest in energy related assets including all types of petroleum and natural gas and energy related assets, and including without limitation, facilities of any kind, oil sands interests, coal, electricity or power generating assets, and pipeline, gathering, processing and transportation assets; provided that any investment of the type referred to in Section 4.2 shall not be a Permitted Investment;

(kk)     "Person" or "person" has the meaning ascribed thereto in the ABCA;

(ll) "Petroleum Substances" means petroleum, natural gas and related hydrocarbons (except coal) including, without limitation, all liquid hydrocarbons, and all other substances, including sulphur, whether gaseous, liquid or solid and whether hydrocarbon or not, produced in association with such petroleum, natural gas or related hydrocarbons;

(mm)     "Preferred Shares" means the preferred shares in the capital of AOG;

(nn) "Pro Rata Share" of any particular amount in respect of a Unitholder at any time shall be the product obtained by multiplying the number of Trust Units that are owned by that Unitholder at that time by the quotient obtained when the particular amount is divided by the total number of all Trust Units that are issued and outstanding at that time;

(oo) "Properties" means the working, royalty or other interests of AOG in any petroleum and natural gas rights, tangibles and miscellaneous interests, including properties which may be acquired by AOG from time to time;

(pp)     "Redemption Date" has the meaning ascribed thereto in Section 9.2(a);

(qq)     "Redemption Note" has the meaning ascribed thereto in Section 9.5;

(rr)     "Redemption Price" has the meaning ascribed thereto in Section 9.3(a);

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(ss)     "Resource Properties" means Canadian resource properties as defined in the Tax Act;

(tt) "Royalty Agreement" means the Royalty Agreement to be entered into between AOG and the Trust dated as of the Effective Date or thereafter, as the case may be and providing for the creation of the Royalty;

(uu) "Settled Amount" means the amount of one hundred dollars ($100) in lawful money of Canada paid by the Settlor to the Trustee for the purpose of settling the Trust;

(vv) "Shareholder Agreement" means the shareholder agreement entered into as of May 24, 2001 between AOG and the Trustee, as trustee for and on behalf of the Trust;

(ww) "Special Resolution" has the meaning attributed thereto in Section 11.6 hereof;

(xx) "Subordination Agreements" has the meaning ascribed thereto in Section 2.6(d);

(yy) "Subsequent Investments" means royalties in respect of Properties and Resource Properties and securities of AOG or any other subsidiary of the Trust to fund the acquisition, development, exploitation and disposition of all types of energy related assets including petroleum and natural gas, including without limitation, facilities of any kind, oil sands interests, coal, electricity or power generating assets, and pipeline, gathering, processing and transportation assets (collectively, "Energy Assets") and whether effected through an acquisition of assets or an acquisition of shares or other form of ownership interest in any entity the substantial majority of the assets of which are comprised of like assets and includes the acquisition of securities of any other person or entity for the purpose of indirectly acquiring Energy Assets;

(zz) "Subsidiary" has the meaning ascribed thereto in the ABCA, provided that with respect to the Trust, any body corporate which would be a Subsidiary of the Trust under the ABCA if the Trust were a body corporate shall be a Subsidiary of the Trust;

(aaa) "Swap Arrangements" means swap, hedging and other arrangements made by the Trust, AOG or any affiliate of the Trust or AOG (including any assumed by contract, operation of law or otherwise), from time to time, in respect of commodity prices or rates of exchange of currencies the purpose of which is to mitigate or eliminate exposure to fluctuations in prices of commodities or rates of exchange of one currency for another and includes guarantees, either direct or indirect, by the Trust, AOG or any affiliate of the Trust or AOG of any swap, hedging and other arrangements made by Persons wholly-owned, directly or indirectly, by the Trust, AOG or any affiliate of the Trust or AOG provided such Person has guaranteed, directly or indirectly, one of the Swap Arrangements;

(bbb) "Tax Act" or "Income Tax Act" means the INCOME TAX ACT (Canada) and the Income Tax Regulations and the Income Tax Application Rules applicable with respect thereto, all as amended from time to time;

(ccc) "Transfer Agent" means the Trustee in its capacity as transfer agent for the Trust Units or such other company as may from time to time be appointed by the Trustee to act as transfer agent for the Trust Units together, in either such case, with any subtransfer agent duly appointed by the transfer agent;

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(ddd)    "Trust" refers to the trust relationship between the Trustee and the
         Unitholders with respect to the Trust Fund, upon the terms and conditions set out herein from time to time and, if the context requires, may also refer to the Trust Fund;

(eee) "Trust Certificate" means the definitive certificate evidencing one or more Trust Units;

(fff) Trust Expenses" means all expenses incurred by the Trustee, the Manager or any third party, in each case for the account of the Trust, in connection with this Indenture or the Trust Fund, the establishment and ongoing management of the Trust and the ongoing administration of the Trust Units, including without limitation those amounts payable to the Trustee under Sections 7.7, 7.9 and 7.10 or the separate form of indemnity agreement dated April 17, 2001 executed by AOG and the Trustee, and all amounts payable to the Manager by the Trust under the Management Agreement;

(ggg) "Trust Fund", at any time, shall mean such of the following monies, properties and assets that are at such time held by the Trustee for the purposes of the Trust under this Indenture:

         (i)      the Settled Amount;

         (ii)     the Initial Permitted Securities;

         (iii)    the Trust Royalty;

         (iv) all funds realized from the sale of, or Permitted Investments obtained in exchange for, Trust Units from time to time;

         (v) any Permitted Investments in which funds may from time to time be invested;

         (vi)     any Subsequent Investments;

         (vii) any proceeds of disposition of any of the foregoing property including, without limitation, the Trust Royalty but not Trust Units in the case of a redemption thereof to which Section 9.5 applies; and

         (viii) all income, interest, repayments of principal, dividends, return of capital, profit, gains and accretions and additional assets, rights and benefits of any kind or nature whatsoever arising directly or indirectly from or in connection with or accretions to or accruals in respect of any of the foregoing property or such proceeds of disposition from time to time;

(hhh) "Trust Indenture", "Indenture", "hereto", "herein", "hereof", "hereby", "hereunder" and similar expressions refer to this instrument as amended and restated from time to time and not to any particular article, section or portion hereof, and include any and every instrument supplemental or ancillary hereto;

(iii)    "Trust Liabilities" has the meaning ascribed thereto in Section 2.6(a);

(jjj) "Trust Royalty" means the royalty payable by AOG to the Trust pursuant to the Royalty Agreement;

(kkk) "Trust Units" means the Trust Units of the Trust created, issued and certified hereunder and for the time being outstanding and entitled to the benefits hereof;

(lll) "Trustee" means the party of the Second Part hereunder or its successor or successors for the time being as trustee hereunder;

(mmm)    "TSX" means The Toronto Stock Exchange;

(nnn) "Unit" means a unit of the Trust created and issued hereunder and for the time being Outstanding and entitled to the benefits hereof;

(ooo) "Unitholders" means the holders from time to time of one or more Trust Units, as shown on the register of such holders maintained by the Trust or by the Transfer Agent on behalf of the Trust; and

(ppp)    "year" means a calendar year.

1.2      MEANING OF "OUTSTANDING"

         Every Trust Unit created, issued, certified and delivered hereunder shall be deemed to be outstanding until it shall be cancelled or delivered to the Trustee for cancellation provided that:

(a) when a new Trust Certificate has been issued in substitution for a Trust Certificate which has been lost, stolen or destroyed, only one of such Trust Certificates shall be counted for the purpose of determining the number of Trust Units outstanding; and

(b) for the purposes of any provision of this Indenture or any Material Contract entitling holders of outstanding Trust Units to vote, sign consents, requisitions or other instruments or take any other action under this Indenture or any Material Contract, Trust Units owned directly or indirectly, legally or equitably, by the Manager or any Affiliate thereof shall be disregarded except that for the purpose of determining whether the Trustee shall be protected in relying on any such vote, consent, requisition or other instrument or action, only the Trust Units which the Trustee knows are so owned shall be so disregarded.

1.3      HEADINGS

         The division of this Indenture into articles and sections, subsections, clauses, subclauses and paragraphs and the provision of headings is for convenience of reference only and shall not affect the construction or interpretation of this Indenture.

1.4      CONSTRUCTION OF TERMS

         Words importing the singular number only shall include the plural, and vice versa, and words importing gender shall include the masculine, feminine and neuter genders. References in this Indenture to "this Trust Indenture", "this Indenture", "hereto", "herein", "hereof", "hereby", "hereunder" and similar expressions shall be deemed to refer to this instrument and not to any particular article, section or portion hereof, and include any and every instrument supplemental or ancillary hereto or in implementation hereof.

1.5      REFERENCES TO ACTS PERFORMED BY THE TRUST

         Any reference in this Indenture to an act to be performed by the Trust shall be construed and applied for all purposes as if it referred to an act to be performed by the Trustee on behalf of the Trust or, to the extent applicable, by AOG on behalf of the Trust or by the Manager on behalf of the Trust hereunder or pursuant to the Management Agreement.

1.6      INCOME TAX ACT

         In this Declaration of Trust, any reference to the INCOME TAX ACT shall refer to the INCOME TAX ACT, Revised Statutes of Canada 1985, Chapter 1 (5th Supplement) and the Income Tax Regulations as amended from time to time applicable with respect thereto. Any reference herein to a particular provision of the INCOME TAX ACT shall include a reference to that provision as it may be renumbered or amended from time to time. Where there are proposals for amendments to the INCOME TAX ACT which have not been enacted into law or proclaimed into force on or before the date on which such proposals are to become effective, the Trustee may take such proposals into consideration and apply the provisions hereof as if such proposals had been enacted into law and proclaimed into force.

1.7      INCLUSION OF SUBSIDIARIES

         In this Agreement, any reference to AOG shall include each of such corporation's wholly-owned subsidiaries. ARTICLE 2 DECLARATION OF TRUST

2.1      SETTLEMENT OF TRUST

         The Settlor hereby pays the Settled Amount to the Trustee and the Trustee hereby accepts the Settled Amount for the purpose of creating and settling the Trust and the Settlor is hereby issued ten initial Trust Units in the Trust .

2.2      DECLARATION OF TRUST

         The Trustee hereby agrees that it does and shall hold the Trust Fund in trust for the use and benefit of the Unitholders, their permitted assigns and personal representatives upon the trusts and subject to the terms and conditions hereinafter declared and set forth.

2.3      NAME

         The Trust shall be known and designated as "Advantage Energy Income Fund" and, whenever lawful and convenient, the affairs of the Trust shall be conducted and transacted under that name. If the Trustee determines that the use of the name "Advantage Energy Income Fund" is not practicable, legal or convenient, it may use such other designation or it may adopt such other name for the Trust as it deems appropriate and the Trust may hold property and conduct its activities under such other designation or name.

2.4      NATURE OF THE TRUST

         The Trust is an open-end unincorporated investment trust established for the purpose specified in Section 4.1. The Trust is not and is not intended to be, shall not be deemed to be and shall not be treated as a general partnership, limited partnership, syndicate, association, joint venture, company, corporation or joint stock company, nor shall the Trustee or the Unitholders or any of them or any person be, or be deemed to be, treated in any way whatsoever liable or responsible hereunder as partners or joint venturers. The Trustee shall not be, or be deemed to be, an agent of the Unitholders. The relationship of the Unitholders to the Trustee shall be solely that of beneficiaries of the Trust and their rights shall be limited to those conferred upon them by this Trust Indenture.

2.5      LEGAL ENTITLEMENTS AND RESTRICTIONS OF UNITHOLDERS

(a) The rights of each Unitholder to call for a distribution or division of assets, monies, funds, income and capital gains held, received or realized by the Trustee are limited to those contained herein.

(b) Subject to the terms and conditions of this Indenture, no Unitholder or Unitholders shall be entitled to interfere or give any direction to the Trustee or AOG or the Manager with respect to the affairs of the Trust or in connection with the exercise of any powers or authorities conferred upon the Trustee, AOG or the Manager under this Indenture or the Material Contracts.

(c) The legal ownership of the assets of the Trust and the right to conduct the business of the Trust (subject to the limitations contained herein) are vested exclusively in the Trustee and the Unitholders shall have no interest therein and they shall have no right to compel or call for any partition, division, dividend or distribution of the Trust Fund or any of the assets of the Trust. The Trust Units shall be personal property and shall confer upon the holders thereof only the interest and rights specifically set forth in this Trust Indenture. No Unitholder has or is deemed to have any right of ownership in any of the assets of the Trust.

2.6      LIABILITY OF UNITHOLDERS

(a) Except as provided in Section 2.6(d), no Unitholder, in its capacity as such, shall incur or be subject to any liability, direct or indirect, absolute or contingent, in contract or in tort or of any other kind to any person in connection with (i) the Trust Fund or the ownership, use, operation, acquisition or disposition thereof or exercise or enjoyment of the rights, privileges, conditions or benefits attached thereto, associated therewith or derived therefrom; (ii) the obligations or the business or affairs of the Trust; (iii) any actual or alleged act or omission of the Trustee or any of them or by any other person in respect of the business or affairs of the Trust (whether or not authorized by or pursuant to this Indenture); (iv) any act or omission of the Trustee or any of them or any other person in the performance or exercise, or purported or attempted performance or exercise, of any obligation, power, discretion or authority conferred upon the Trustee or any of them or such other person in respect of the business or affairs of the Trust (whether or not authorized by or pursuant to this Indenture); (v) any transaction entered into by the Trustee or any of them or by any other person in respect of the business or affairs of the Trust (whether or not authorized by or pursuant to this Indenture); or (vi) any taxes, levies, imposts or charges or fines, penalties or interest in respect thereof payable by the Trust or by the Trustee or any of them or by any other person on behalf of or in connection with the business or affairs of the Trust (collectively, "Trust Liabilities").

(b) No Unitholder shall be liable to indemnify the Trustee or any of them or any other person with respect to any Trust Liabilities.

(c) Except as provided in Section 2.6(d), to the extent that, notwithstanding the provisions of this Section 2.6, any Unitholder, in its capacity as such, may be determined by a judgment of a court of competent jurisdiction to be subject to or liable in respect of any Trust Liabilities, such judgment and any writ of execution or similar process in respect thereof, shall be enforceable only against, and shall be satisfied only out of, the Unitholder's share of the Trust Fund represented by its Trust Certificates. In addition, if any Unitholder, in its capacity as such is found by a court of competent jurisdiction to be subject to or liable in respect of any Trust Liabilities, the Trust shall indemnify and save harmless such Unitholder against any cost, damages, liabilities, expenses, charges or losses suffered by such Unitholder from or arising as a result of such Unitholder not having limited liability.

(d) If any portion or all of the Trust Fund should be distributed or declared to be distributable to Unitholders contrary to the provisions of any subordination agreement (each a "Subordination Agreement") between the Trust and the persons entitled to enforce any of the indebtedness of AOG other than the Trust or contrary to the terms of the Notes or the subordination provisions of the Note Indenture under which the same are issued, then the persons entitled to enforce such Subordination Agreements or subordination provisions shall be entitled to pursue whatever remedies may be available to them to enforce such Subordination Agreements or provisions and the limitations in Section 2.6(c) shall not apply to any judgment in respect of (and to the extent only based on) such contrary distribution and no Unitholder shall have the right to enforce any distribution contrary to such Subordination Agreements or provisions.

2.7      CONTRACTS OF THE TRUST

         Every contract entered into by or on behalf of the Trust, whether by the Trustee, AOG, the Manager or otherwise, shall (except as the Trustee, AOG or Manager may otherwise expressly agree in writing with respect to their own personal liability) include a provision substantially to the following effect:

         The parties hereto acknowledge that the [Trustee] [AOG] [Manager] is entering into this agreement solely [in its capacity as Trustee] [on behalf] of the Trust and the obligations of the Trust hereunder shall not be personally binding upon the [Manager] [Trustee] [AOG] or any of the Unitholders of the Trust and that any recourse against the Trust or any Unitholder in any manner in respect of any indebtedness, obligation or liability of the Trust arising hereunder or arising in connection herewith or from the matters to which this agreement relates, if any, including without limitation claims based on negligence or otherwise tortious behaviour, shall be limited to, and satisfied only out of, the Trust Fund as defined in the Trust Indenture as amended from time to time.

The omission of such a provision from any such written instrument shall not operate to impose personal liability on the Trustee, the Manager, AOG or any Unitholder.

2.8      HEAD OFFICE OF TRUST

         The head office of the Trust hereby created shall be located at Suite 3100, 150 - 6th Avenue S.W., Calgary, Alberta, T2P 3H7 or at such other place or places in Canada as the Trustee may from time to time designate.

                                   ARTICLE 3
                          ISSUE AND SALE OF TRUST UNITS

3.1      NATURE OF TRUST UNITS

(a) The beneficial interests in the Trust shall be divided into interests of two classes, as follows:

         (i) described and designated as "Trust Units", which shall be entitled to the rights and subject to the limitations, restrictions and conditions set out herein; and

         (ii) described and designated as "Special Voting Units", which shall be issued to a trustee and shall be entitled to such number of votes at meetings of Unitholders equal to the number of Trust Units reserved for issuance that such Special Voting Units represent on the date of issuance, such number of votes and any other rights or limitations to be prescribed by the board of directors of AOG;

         provided, however, that the Trust Units may be issued and sold on an instalment basis, and in such case the Trust may take a security interest in any Trust Unit so issued as security for unpaid instalments and the interest of each Unitholder shall be determined by the number of Trust Units registered in the name of the Unitholder.

(b) Each Trust Unit represents an equal fractional undivided beneficial interest in any distribution from the Trust (whether of net income, net realized capital gains or other amounts) and in any net assets of the Trust in the event of termination or winding-up of the Trust. All Trust Units outstanding from time to time shall be entitled to equal shares in any distributions by the Trust and, in the event of termination or winding-up of the Trust, in the net assets of the Trust. All Trust Units shall rank among themselves equally and rateably without discrimination, preference or priority.

(c) The aggregate number of Trust Units which is authorized and may be issued hereunder is unlimited.

3.2      ISSUE OF TRUST UNITS AND OTHER SECURITIES

(a) Trust Units may be issued at the times, to the persons, for the consideration and on the terms and conditions that AOG determines (including the issuance of Trust Units on an instalment basis) and, without limiting the generality of the foregoing, AOG may authorize the Trust to pay a reasonable commission to any person in consideration of such person purchasing or agreeing to purchase Trust Units from the Trust or from any other person or procuring or agreeing to procure purchasers for Trust Units. Without limitation of the foregoing, AOG may authorize the Trust to create and issue rights, warrants (including so-called "special warrants" which may be exercisable for no additional consideration), or options or other securities (including unit appreciation rights payable in whole or in part with Trust Units) to subscribe for, purchase, convert into or exchange for Trust Units which rights, warrants, options or other securities may be exercisable at such subscription price or prices and at such time or times as AOG may determine. The rights, warrants, options or other securities so created may be issued for such consideration or for no consideration, all as AOG may determine. A right, warrant, option or other security (whether convertible, exercisable or exchangeable for Trust Units or not) shall not be a Trust Unit and the holder thereof shall not be a Unitholder.

(b) AOG may authorize the creation and issuance of debentures, notes and other evidence of indebtedness of the Trust which debentures, notes or other evidence of indebtedness may be created and issued from time to time on such terms and conditions, to such persons and for such consideration as AOG may determine.

(c) Subject to Section 3.1(a), Trust Units are only to be issued as fully paid and non-assessable and the consideration received by the Trust in connection with the issuance of Trust Units may consist of money or property or past service, provided that property will include a promissory note or promise to pay given by the allottee.

3.3      TRANSFER OF TRUST UNITS

         The Trust Units may be transferred by the holder thereof, subject to
Section 3.7 and Article 12 hereof, and to compliance with any laws applicable to the holder thereof.

3.4      CONSOLIDATION OF TRUST UNITS

         Immediately after any PRO RATA distribution of additional Trust Units to all Unitholders pursuant to Section 5.8, the number of the outstanding Trust Units will be consolidated such that each Unitholder will hold after the consolidation the same number of Trust Units as the Unitholder held before the distribution of additional Trust Units. In this case, each Trust Certificate representing a number of Trust Units prior to the distribution of additional Trust Units is deemed to represent the same number of Trust Units after the distribution of additional Trust Units and the consolidation.

3.5      NO PRE-EMPTIVE RIGHTS

         No person shall be entitled, as a matter of right, to subscribe for or purchase any Trust Unit.

3.6      NO FRACTIONAL TRUST UNITS

         Fractions of Trust Units shall not be issued, except pursuant to distributions of additional Trust Units to all Unitholders pursuant to Section 5.8.

3.7      RE-PURCHASE OF INITIAL TRUST UNITS BY FUND

         The parties hereto confirm that immediately after May 24, 2001, the Trust purchased the ten initial Trust Units from the Settlor, and the Settlor sold the ten initial Trust Units to the Trust for a purchase price of $100 and, upon the completion of such purchase and sale, the ten initial Trust Units were cancelled and are no longer outstanding for any of the purposes of this Indenture and the Settlor is no longer a party to this Indenture for any purpose.

3.8      NON-RESIDENT OWNERSHIP CONSTRAINT

(a) From time to time, the Corporation, shall take reasonable steps under the circumstances to monitor the number of Trust Units beneficially owned by non-residents of Canada (within the meaning of the Income Tax
         Act) with a view to generally determining that the level of non-resident ownership remains at not more than 45% of the issued and outstanding units on a diluted basis (the "Ownership Threshold"). Upon the Board of Directors being advised that the level of non-resident ownership has exceeded the Ownership Threshold and continues to do so for four consecutive months, the Board of Directors shall review strategies to maintain majority ownership of Trust Units by Canadian residents in order to ensure that the Trust is not being maintained primarily for the benefit of non-residents of Canada. In addition to other strategies to maintain majority Canadian ownership which the Board of Directors may approve from time to time, the Corporation be authorized hereunder and entitled to implement non-resident ownership constraints, including the following measures:

         (i) the Corporation may advise the Trustee and the Transfer Agent, and the Trust may make a public announcement advising that the Ownership Threshold has been exceeded and:

                  (A) neither the Corporation, on behalf of the Trust, nor the Transfer Agent shall accept a subscription for Trust Units from or issue or register a transfer of Trust Units to a person unless (i) the person provides a declaration that the person is not a non-resident of Canada; or (ii) the person provides a declaration from the transferor that the transferor of the Trust Units is a non-resident of Canada; and

                  (B) the Transfer Agent shall (upon receiving a direction from the Corporation and a suitable indemnity from the Trust) send a notice to non-resident holders of Trust Units, chosen in inverse order to the order of acquisition or registration or in such manner as the Corporation may consider equitable and practicable, requiring them to sell their Trust Units or a portion thereof within a specified period of not less than 60 days. If the Unitholders receiving such notice have not sold the specified number of Trust Units or provided the Corporation with satisfactory evidence that they are not non-residents of Canada within such period, the Corporation may on behalf of such Unitholders sell such Trust Units and, in the interim, shall suspend the voting and distribution rights attached to such Trust Units. Upon such sale the Unitholders thereby affected shall cease to be holders of Trust Units and their rights shall be limited to receiving the net proceeds of sale of such Trust Units.

         The Corporation shall inform the Transfer Agent of the provisions of this subsection 3.8(a), and the Corporation or the Transfer Agent may require declarations as to the jurisdictions in which beneficial owners of Trust Units are resident in order to effect this subsection 3.8(a).

(b) It is acknowledged that the Corporation will not be able to definitively determine the number and percentage of Trust Units held by non-residents of Canada. Accordingly, the Corporation may exercise its discretion in determining whether or not such Trust Units are held by non-residents of Canada, and any reasonable and bona fide exercise by the Corporation of its discretion shall be binding for the purpose of this Section 3.8 and shall not subject any of the Trustee, the Transfer Agent or the Corporation or their respective directors, officers, employees or agents to any liability for any violation of the non-resident ownership restrictions which may occur during the term of the Trust.

(c) Notwithstanding any other provision of this Indenture, non-residents of Canada shall not be entitled to vote in respect of any Special Resolution to amend this Section 3.8.


                                   ARTICLE 4
                            INVESTMENTS OF TRUST FUND

4.1      PURPOSE OF THE TRUST

         The Trust is a limited purpose trust and its business and activities shall be restricted to:

(a) investing in the Initial Permitted Securities, the Permitted Investments, Subsequent Investments and such other securities and investments as AOG may determine provided Section 4.2 is complied with;

(b) disposing of any part of the Trust Fund, including, without limitation, any Permitted Investments;

(c) acquire the Trust Royalty and other royalties in respect of Resource Properties;

(d) temporarily holding cash, and Permitted Investments (including investments in AOG and any successor to AOG) for the purposes of paying Trust Expenses and Trust Liabilities, paying amounts payable by the Trust in connection with the redemption of any Trust Units, and making distributions to Unitholders;

(e) acquiring or investing in securities of AOG or any other subsidiary of the Trust to fund the acquisition, development, exploitation and disposition of all types of petroleum and natural gas related assets, including without limitation, facilities of any kind and whether effected through the acquisition of assets or the acquisition of shares or other form of ownership interest in any entity, the substantial majority of the assets of which are comprised of like assets;

(f) undertaking such other business and activities including investing in securities as shall be approved by AOG from time to time provided that the Trust shall not undertake any business or activity which contravenes Section 4.2 hereof;

and to pay the costs, fees and expenses associated therewith or incidental thereto.

4.2      QUALIFICATION

         Under no circumstances shall the Trustee, AOG or the Manager purchase or authorize the purchase of any security, asset or investment on behalf of the Trust or using any Trust assets or property which is defined as "foreign property" under subsection 206(1) of the Income Tax Act or is a "small business security" as that expression is used in Part LI of the Regulations to the Income Tax Act or would result in the Trust not being considered either a "unit trust" or a "mutual fund trust" for purposes of the Income Tax Act at the time such investment was made.


                                   ARTICLE 5
                                  DISTRIBUTIONS

5.1      DETERMINATION OF DISTRIBUTABLE INCOME OF THE TRUST

         In this Article 5, the "Distributable Income of the Trust" for the period ending on a Distribution Record Date shall be the Distributable Income, for the period commencing immediately following the preceding Distribution Record Date (or, for the first Distribution Record Date of July 3, 2001, the period commencing immediately after the Closing) and ending on such Distribution Record Date (each, a "Distribution Period").

         Items of income or expense not provided for in the definition of Distributable Income or in Section 5.3 shall be included in such calculation on such basis as may be considered appropriate by the Trustee.

5.2      DISTRIBUTABLE INCOME OF THE TRUST TO BECOME PAYABLE

         The Trustee may, on or before each Distribution Record Date within a fiscal year, declare payable, to the Unitholders of record on such Distribution Record Date, all or any part of the Distributable Income of the Trust (determined in accordance with Section 5.1) for the Distribution Period ending on such Distribution Record Date, or the Distributable Income of the Trust (determined in accordance with Section 5.1) for any previous Distribution Period which has not been distributed, and the proportionate share of each Trust Unit of the amount so payable shall be determined by dividing such amount by the number of Trust Units in the Trust outstanding on that Distribution Record Date. Each Unitholder's share thereof shall be equal to the proportionate share per Trust Unit multiplied by the number of Trust Units owned of record by the Unitholder on that Distribution Record Date and shall be payable to each such Unitholder on the Distribution Payment Date next following the Distribution Record Date, subject to Sections 5.7(b) and 5.8. Notwithstanding the foregoing, the amount of any Distributable Income of the Trust that is determined by the Trustee to be required to be retained by the Trust in order to pay any tax liability of the Trust shall not be payable by the Trust to the Unitholders. In addition, Unitholders may, at the discretion of the Trustee, receive distributions in respect of repayments of principal made by AOG to the Trust on the Notes.

5.3      NET REALIZED CAPITAL GAINS TO BECOME PAYABLE

         The Trustee may, on or before each Distribution Record Date, declare payable to the Unitholders of record on such Distribution Record Date all or part of the net realized capital gains of the Trust to the extent not previously declared payable, and the proportionate share of each Trust Unit of the amount so payable shall be determined by dividing such amount by the number of Trust Units in the Trust outstanding on that Distribution Record Date. Each Unitholder's share thereof shall be equal to the proportionate share per Trust Unit multiplied by the number of Trust Units owned of record by the Unitholder on that Distribution Record Date and shall be payable to each such Unitholder on the Distribution Payment Date next following the Distribution Record Date, subject to Section 5.8. For the purposes of this Article 5, "net realized capital gains" of the Trust means the total of all capital gains realized by the Trust less the total of all capital losses realized by the Trust, excluding any capital gains or losses arising from the distribution of Common Shares or Notes pursuant to Section 9.5 in respect of Trust Units tendered for redemption, all as determined for the purposes of the Income Tax Act.

5.4 DISTRIBUTABLE INCOME AND NET REALIZED CAPITAL GAINS FOR INCOME TAX PURPOSES TO BECOME PAYABLE

(a) On December 31 of each fiscal year, an amount equal to the income of the Trust for the fiscal year ending on such date (excluding net realized capital gains) determined in accordance with the Income Tax Act, other than paragraph 82(1)(b) thereof, to the extent not previously payable pursuant to Section 5.2 on any Distribution Record Date in the fiscal year (including December 31 of that fiscal year) to any Unitholder, shall be payable to Unitholders of record at the end of that fiscal year, and the proportionate share of each Trust Unit of the amount so payable shall be determined by dividing such amount by the number of Trust Units in the Trust outstanding at such time. Each Unitholder's share thereof shall be equal to the proportionate share per Trust Unit multiplied by the number of Trust Units owned of record by the Unitholder as at the end of that fiscal year and shall be payable to each such Unitholder on the Distribution Payment Date next following the end of such fiscal year, subject to Sections 5.7(b) and 5.8.

(b) On December 31 of each fiscal year, an amount equal to the net realized capital gains of the Trust for the fiscal year ending on such date, to the extent not previously payable pursuant to Section 5.3 on any Distribution Record Date in the fiscal year (including December 31 of that fiscal year) to any Unitholder, shall be payable to Unitholders of record at the end of that fiscal year, and the proportionate share of each Trust Unit of the amount so payable shall be determined by dividing such amount by the number of Trust Units in the Trust outstanding at such time. Each Unitholder's share thereof shall be equal to the proportionate share per Trust Unit multiplied by the number of Trust Units owned of record by the Unitholder at the end of that fiscal year.

5.5      OTHER AMOUNTS

         Any amounts not otherwise payable to Unitholders prior to the end of a particular fiscal year of the Trust pursuant to the provisions of this Article 5 may be declared by the Trustee to be payable to Unitholders in the same manner as provided for in Section 5.2.

5.6      ENFORCEMENT

         Subject to Section 2.6(d), each Unitholder shall have the right to enforce payment of any amount payable to the Unitholder under this Article 5 on and after the later of (i) the time that amount became payable and (ii) the applicable Distribution Payment Date, except in the case of the amounts payable on the Distribution Record Date on December 31 in each year which may be enforced on December 31.

5.7      PAYMENT OF AMOUNTS PAYABLE

(a)      Subject to Section 5.8, distributions shall be paid in cash.

(b) Notwithstanding Sections 5.2 and 5.4(a), the amount of any Distributable Income of the Trust for a Distribution Period that is determined by the Trustee to be required to be retained by the Trust in order to pay any tax liability of the Trust in respect of that or any prior Distribution Period shall not be payable by the Trust to Unitholders.

5.8      DISTRIBUTION OF ADDITIONAL TRUST UNITS

(a) Where after any Distribution Record Date and on or before the next Distribution Record Date an amount or amounts of cash has or have been or is or are being paid under Section 9.3 in respect of Trust Units tendered for redemption, the distribution payable to Unitholders on such next Distribution Record Date shall include a distribution of additional Trust Units (to which Trust Units, Section 3.6 applies) having a value equal to the aggregate of such amounts, in which case the amount of cash to be distributed on the distribution shall be reduced by the aggregate of such amounts.

(b) If on any Distribution Record Date the Trustee determines that the Trust does not have cash in an amount sufficient to pay the full distribution to be made on such Distribution Record Date in cash or if any cash distribution should be contrary to any Subordination Agreement or provisions referred to in Section 2.6(d), the distribution payable to Unitholders on such Distribution Record Date may, at the option of the Trustee, include a distribution of additional Trust Units having a value equal to the cash shortfall, in which case the amount of cash to be distributed on the distribution shall be reduced by the amount of such cash shortfall and Section 3.6 shall apply to any Trust Units so distributed.

(c) For the purposes of this Section 5.8, the value of each additional Trust Unit to be issued shall be the closing trading price (or if there was no trade, the average of the last bid and the last ask prices) of the Trust Units on the applicable Distribution Record Date (or, if that Distribution Record Date is not a Business Day, on the last Business Day preceding that Distribution Record Date) on the principal stock exchange on which the Trust Units are listed or, if not so listed, such other value as the Trustee shall reasonably determine.

5.9      WITHHOLDING TAXES

         For greater certainty, in the event that withholding taxes are exigible on any distributions or redemption amounts distributed under this Indenture, the Trustee shall withhold the withholding taxes required and shall promptly remit such taxes to the appropriate taxing authority. In the event that withholding taxes are exigible on any distributions or redemption amounts distributed under this Indenture and the Trustee is, or was, unable to withhold taxes from a particular distribution to a Unitholder or has not otherwise withheld taxes on past distributions to the Unitholder, the Trustee shall be permitted to withhold amounts from other distributions to satisfy the Trustee's withholding tax obligations.


                                   ARTICLE 6
                 APPOINTMENT, RESIGNATION AND REMOVAL OF TRUSTEE

6.1      TRUSTEE'S TERM OF OFFICE

         Subject to Sections 6.2 and 6.3, Computershare Trust Company of Canada is hereby appointed as Trustee hereunder for an initial term of office which shall expire upon the conclusion of the first annual meeting of Unitholders. The Unitholders shall, at the first annual meeting of the Unitholders, re-appoint, or appoint a successor to the Trustee, and thereafter, the Unitholders shall reappoint or appoint a successor to the Trustee on each successive annual meeting of Unitholders following the reappointment or appointment of the successor to the Trust. Any such reappointment or appointment shall be made either by an Ordinary Resolution at such meeting of Unitholders or shall be made in the manner set out in Section 6.4. Notwithstanding the foregoing, if a Trustee is not reappointed at the meeting of Unitholders held immediately before the term of office of such Trustee expires and if no successor to such Trustee is appointed at that meeting, such Trustee shall continue to hold the office of Trustee under this Indenture until a successor has been appointed under Section 6.4.

6.2      RESIGNATION OF TRUSTEE

         The Trustee may resign from the office of trustee hereunder on giving not less than 60 days' notice in writing to AOG; provided that no such resignation shall be effective until (i) the appointment of, and acceptance of such appointment by, a new Trustee in the place of the resigning Trustee has been made in the manner set out in Section 6.4, and (ii) the legal and valid assumption by the new Trustee of all obligations of the Trustee related hereto in the same capacities as the resigning Trustee.

6.3      REMOVAL OF TRUSTEE

         The Trustee shall be removed by notice in writing delivered by AOG to the Trustee in the event that, at any time, the Trustee shall no longer satisfy all of the requirements in Section 6.6, or shall be declared bankrupt or insolvent, or shall enter into liquidation, whether compulsory or voluntary (and not being merely a voluntary liquidation for the purposes of amalgamation or reconstruction), or if the assets of the Trustee shall otherwise become liable to seizure or confiscation by any public or governmental authority, or if the Trustee shall otherwise become incapable of performing, or shall fail in any material respect to perform its responsibilities under this Indenture or as a result of a material increase in the fees charged by the Trustee. No decision to remove a Trustee under this Section 6.3 shall become effective until (i) approved by a Special Resolution at a meeting of Unitholders duly called for that purpose (ii) the appointment of, and acceptance of such appointment by, a new Trustee under Section 6.4 in the place of the Trustee to be removed, and (iii) the legal and valid assumption by the new Trustee of all obligations of the Trustee related hereto in the same capacities as the resigning Trustee.

6.4      APPOINTMENT OF SUCCESSOR TO TRUSTEE

(a) A successor Trustee to a Trustee which has been removed by a Special Resolution of Unitholders under Section 6.3, shall be appointed by an Ordinary Resolution at a meeting of Unitholders duly called for that purpose, provided the successor meets the requirements of Section 6.6.

(b) Subject to Section 6.6, AOG may appoint a successor to any Trustee which has been removed by a Special Resolution of the Unitholders under
         Section 6.3, or which has not been reappointed under Section 6.1, if the Unitholders fail to do so at such meeting.

(c) Subject to Section 6.6, AOG may appoint a successor to any trustee which has given a notice of resignation under Section 6.2.

No appointment of any successor Trustee shall be effective until such successor Trustee shall have complied with the provisions of Section 6.2.

6.5      FAILURE TO APPOINT SUCCESSOR

         In the event that no successor Trustee to a Trustee who has delivered a notice of resignation in accordance with Section 6.2, or who has received notice of removal in accordance with Section 6.3, has accepted an appointment within 120 days after the receipt by AOG of the notice of resignation, or 60 days after the receipt by the Trustee of the notice of removal, the Trustee, AOG or any Unitholder may apply to a court of competent jurisdiction for the appointment of a successor to the Trustee. The appointment of such successor by such court shall not require the approval of Unitholders.

6.6      QUALIFICATIONS OF TRUSTEE

         The Trustee and any successor to the Trustee or new Trustee appointed under this Article 6 shall be a corporation incorporated under the laws of Canada or of a province thereof and shall be a resident of Canada for the purposes of the Tax Act. Such corporation must at all times when it is the Trustee be registered under the laws of the Province of Alberta to carry on the business of a trust company and must have undertaken in writing to discharge all of the obligations and responsibilities of the Trustee under this Indenture. The Trustee shall be a corporation which has reported in its last annual audited consolidated financial statements shareholders' equity of at least $100 million or an Affiliate of such a corporation, provided that all of the obligations of such Affiliate hereunder are unconditionally guaranteed by such a corporation.

                                   ARTICLE 7
                             CONCERNING THE TRUSTEE

7.1      POWERS OF THE TRUSTEE AND AOG

(a) Subject to the terms and conditions of this Indenture or other contracts or obligations of the Trustee or the Trust, the Trustee may exercise from time to time in respect of the Trust Fund any and all rights, powers and privileges that could be exercised by a beneficial owner thereof except as specifically designated in subparagraph b. below.

(b) AOG may exercise from time to time any and all rights, powers and privileges in relation to all matters relating to the maximization of Unitholder value in the context of a response to an offer for Trust Units or for all or substantially all of the assets of the Trust or AOG or any subsidiary of AOG or the Trust (an "Offer") including (i) any Unitholder rights protection plan either prior to or during the course of any Offer; (ii) any defensive action either prior to or during the course of any Offer; (iii) the preparation of any "Directors' Circular" in response to any Offer; (iv) consideration on behalf of Unitholders and recommendations to Unitholders in response to any Offer; (v) any regulatory or court action in respect of any related matters and (vi) the carriage of all related and ancillary matters; and AOG accepts such responsibility and agrees that, in respect of such matters, it shall carry out its functions honestly, in good faith and in the best interests of the Trust and the Unitholders and, in connection therewith, shall exercise that degree of care, diligence and skill that a reasonably prudent Person would exercise in comparable circumstances. AOG may, and if directed by AOG in writing, the Trustee shall, execute any agreements on behalf of the Trust as AOG shall have authorized within the scope of the exercise of any such rights, powers or privileges.

7.2      SPECIFIC POWERS AND AUTHORITIES

         Subject only to the express limitations contained in this Indenture or other contracts or obligations of the Trustee or the Trust, and in addition to any powers and authorities conferred by this Indenture (including, without limitation, Section 7.1 hereof) or which the Trustee may have by virtue of any present or future statute or rule of law, the Trustee, without any action or consent by the Unitholders, shall have the following powers and authorities which may be exercised by it from time to time or delegated by it, as herein provided, in its sole judgment and discretion and in such manner and upon such terms and conditions as it may from time to time deem proper, provided that the exercise of such powers and authorities does not adversely affect the status of the Trust as a "unit trust" and a "mutual fund trust" for the purposes of the Tax Act:

(a) to accept subscriptions for Trust Units (or securities convertible into or exchangeable for Trust Units) received by the Trust and to issue Trust Units pursuant thereto (or securities convertible into or exchangeable for Trust Units);

(b)      to maintain books and records;

(c) to provide timely reports to Unitholders in accordance with the provisions hereof;

(d)      to apply for ARC;

(e) to effect payment of distributions as approved by the Trustee to the Unitholders as provided in Article 5 but not contrary to any provisions of any Subordination Agreement or the terms of the Notes or the subordination provisions of the Note Indenture under which the same are issued;

(f)      to make Permitted Investments and Subsequent Investments;

(g) to possess and exercise all the rights, powers and privileges pertaining to the ownership of Permitted Investments to the same extent that an individual might, unless otherwise limited herein, and, without limiting the generality of the foregoing, to vote or give any consent, request or notice, or waive any notice, default, event of default or compliance with any covenant including those in the Note Indenture either in person or by proxy or power of attorney, with or without power of substitution, to one or more persons, which proxies and powers of attorney may be for meetings or actions generally or for any particular meeting or action and may include the exercise of discretionary power;

(h) to deposit funds of the Trust in interest-bearing accounts in banks, the Alberta Treasury Branches or trust companies whose short term obligations constitute Permitted Investments, including those of the Trustee, the same to be subject to withdrawal on such terms and in such manner and by such person or persons (including any one or more officers, agents or representatives) as the Trustee may determine;

(i) to possess and exercise all the rights, powers and privileges appertaining to the ownership of all or any part of the assets of the Trust, to the same extent that an individual might, unless otherwise limited herein, and, without limiting the generality of the foregoing, to vote or give any consent, request or notice, or waive any notice, either in person or by proxy or power of attorney, with or without power of substitution, to one or more persons, which proxies and powers of attorney may be for meetings or action generally or for any particular meeting or action and may include the exercise of discretionary power and the Trustee shall ensure that the directors of AOG be elected or appointed (or re-elected or re-appointed, as the case may be) at intervals not exceeding eighteen months;

(j) except as prohibited by law, and with the consent of the Board of Directors to delegate any of the powers and duties of the Trustee to any one or more agents, representatives, officers, employees, independent contractors or other persons without liability to the Trustees except as provided in this Trust Indenture;

(k) where reasonably required, to engage or employ any persons as agents, representatives, employees or independent contractors (including, without limitation, investment advisers, registrars, underwriters, accountants, lawyers, appraisers, brokers or otherwise) in one or more capacities;

(l) to collect, sue for and receive all sums of money coming due to the Trust, and to engage in, intervene in, prosecute, join, defend, compromise, abandon or adjust, by arbitration or otherwise, any actions, suits, proceedings, disputes, claims, demands or other litigation or proceedings, regulatory or judicial relating to the Trust, the assets of the Trust or the Trust's affairs, to enter into agreements therefor, whether or not any suit is commenced or claim accrued or asserted and, in advance of any controversy, to enter into agreements regarding the arbitration, adjudication or settlement thereof;

(m) to arrange for insurance contracts and policies insuring the assets of the Trust the business of AOG or any other Subsidiary of the Trust against any and all risks and insuring the Trust and/or any or all of the Trustee or the Unitholders against any and all claims and liabilities of any nature asserted by any person arising by reason of any action alleged to have been taken or omitted by the Trust or by the Trustee or Unitholders;

(n) to cause legal title to any of the assets of the Trust to be held by and/or in the name of the Trustee, or except as prohibited by law, by and/or in the name of the Trust, or any other Person, on such terms, in such manner, with such powers in such Person as the Trustee may determine and with or without disclosure that the Trust or the Trustee is interested therein, provided that should legal title to any of the assets of the Trust be held by and/or in the name of any Person other that the Trustee or the Trust, the Trustee shall require such Person to execute a trust agreement acknowledging that legal title to such assets is held in trust for the benefit of the Trust;

(o) to renew or extend or participate in the renewal or extension of any security of AOG or any other entity acquired directly or indirectly by the Trust, upon such terms as may be deemed advisable, and to agree to any other modification or change in the terms of any such security in any manner and to any extent that it may be deemed advisable; to waive any default in performance of any covenant or condition of any such security or to enforce the rights in respect of any such default in such manner and to such extent that it may be deemed advisable; and to exercise and enforce in any action, suit or proceeding at law or in equity any rights or remedies with respect to any such security;

(p) to make, execute, acknowledge and deliver any and all deeds, contracts, waivers, releases or other documents of transfer and any and all other instruments in writing necessary or proper for the accomplishment of any of the powers herein granted;

(q) to, directly or indirectly, borrow money from or incur indebtedness to any person and in connection therewith, to guarantee, indemnify or act as a surety with respect to payment or performance of any indebtedness, liabilities or obligation of any kind of any person, including, without limitation, AOG and any other Subsidiary of the Trust; to enter into any other obligations on behalf of the Trust, AOG, or any other Subsidiary of the Trust; or enter into any subordination agreement on behalf of the Trust or any other person, and to assign, charge, pledge, hypothecate, convey, transfer, mortgage, subordinate, and grant any security interest, mortgage or encumbrance over or with respect to all or any of the Trust Fund or to subordinate the interests of the Trust in the Trust Fund (including, without limitation, AOG or any other subsidiary of the Trust) to any other person;

(r) to loan money from the Trust to AOG or other entities constituting Permitted Investments or any other entity acquired directly or indirectly by the Trust and to charge, pledge, hypothecate or take a security interest, mortgage or encumbrance with respect to all or any of the assets of AOG or any other entity acquired directly or indirectly by the Trust and to allow such security to be subordinate to any security given by AOG or any other entity acquired directly or indirectly by the Trust to any third party;

(s) to (i) guarantee the indebtedness, obligations and liabilities of AOG or any other directly or indirectly wholly-owned Subsidiary of the Trust; (ii) pledge, hypothecate and/or grant one or more general or specific security interests over all or any Trust Fund to secure its obligations under any such guarantee; (iii) become party to one or more Subordination Agreements; and (iv) become party to one or more agreements between creditors of AOG or any other directly or indirectly wholly-owned Subsidiaries of the Trust; provided that any such agreement shall contain an acknowledgment of the limitation on liability of the Trustees and Unitholders contemplated by Section 2.7;

(t)      to pay out of the Trust Fund the Trust Expenses;

(u) except as prohibited by law, to delegate any or all of the management and administrative powers and duties of the Trustee to AOG, the Manager or to any one or more agents, representatives, officers, employees, independent contractors or other persons without liability to the Trustee except as provided in this Indenture;

(v) notwithstanding any limitations contained in this Indenture or any other contracts or obligations of the Trustee or the Trust and the introductory proviso to this Section 7.2, to enter into on behalf of the Trust and observe and perform its obligations and the obligations of the Trust under any Credit Facilities with any Lender, including, without limitation, compliance with any provisions thereof which may restrict the powers of the Trustee hereunder or preclude the Trustee from acting in certain circumstances on resolutions of the Unitholders as might otherwise be provided for hereunder and compliance with any agreement of subordination entered into by the Trustee on behalf of the Trust with any Lender in respect of the Royalty or the Indenture or any other amount owing by AOG to the Trust, and each such agreement entered into by the Trustee shall be binding upon, and enforceable in accordance with its terms against, the Trust;

(w) to convey the Trust Royalty in accordance with the terms of the Royalty Agreement in connection with any realization by any Lender upon the Properties;

(x) to indemnify, on behalf of the Trust and with the Trust Fund, the directors and officers of AOG or its wholly-owned Subsidiaries or any other direct or indirect wholly-owned Subsidiary of the Trust;

(y) to authorize the issuance of Trust Units in exchange for securities issuable by AOG (or any other entity acquired directly or indirectly by the Trust) which are by their terms exchangeable into Trust Units on such terms and conditions as may be directed by the Board of Directors;

(z) to approve financial statements, prospectuses, information circulars, directors' circulars, takeover bid circulars, issuer bid circulars or any other similar type of document and any other document prepared by or on behalf of the Trust in order to comply with any laws applicable to the Trust and to direct the Board of Directors (who may further authorize any officers or directors of AOG) to sign such documents (including any certificate required by applicable law) for and on behalf of the Trust, and, in the Trustee's sole discretion, to direct the Board of Directors (who may further authorize any officers or directors of AOG) to sign such documents (including any certificate required by applicable law) for and on behalf of the Trust;

(aa) to do all such other acts and things as are incidental to the foregoing, and to exercise all powers which are necessary or useful to carry on the business of the Trust, to promote any of the purposes for which the Trust is formed and to carry out the provisions of this Indenture;

(bb) to use reasonable efforts to ensure that the Trust complies at all times with the requirements of subsections 108(2)(a) and 132(6) of the Tax Act;

(cc)     to enter into, perform, enforce and amend the Material Contracts;

(dd) to advance any amount to AOG, or any other wholly-owned Subsidiary or other Person as a loan;

(ee)     without limiting any of the provisions hereof, to pay out of the Trust
         Fund:

         (i)      financial advisory fees;

         (ii) the purchase price of the Trust Royalty, and amounts in respect of Initial Permitted Securities, Permitted Investments and Subsequent Investments; and

         (iii)    Offering related expenses;

         all as contemplated by this Indenture or the Material Contracts;

(ff) at any time the Trust is the holder of any proceeds of any Offering, to execute and deliver a guarantee or other assurance in favour of any Lender for the obligations of AOG and any security, deposit or offset agreements or arrangements in respect of any such guarantee or assurance, limited to the extent of and amount of any such proceeds of any Offering then held by the Trust and each such agreement entered into by the Trustee shall be binding upon, and enforceable in accordance with its terms against, the Trust;

(gg) to form any Subsidiary for the purpose of making any Subsequent Investments and entering into or amending any shareholders agreement, management agreement, royalty agreement or other agreement on such terms as may be approved by the board of directors of AOG;

(hh)     to pay cash distributions to Unitholders;

(ii)     to hold Notes, 10 3/8% Notes, 9 3/8% Notes and 8.5% Notes issued by
         AOG;

(jj)     to distribute Notes or Redemption Notes, as provided in Article 9;

(kk) to conduct all matters as may be required in connection with the Initial Permitted Securities; and

(ll) to vote Subsequent Investments held by the Trust which carry voting rights in such manner as may be approved by the Board of Directors of AOG.

7.3      VOTING OF SHARES AND NOTES HELD BY THE TRUST

         Without limitation of Section 7.2, but subject to Section 7.4, the Common Shares, Non-Voting Shares, Preferred Shares, 10 3/8% Notes, 9 3/8% Notes, 8.5% Notes and the Notes held from time to time by the Trustee as part of the Trust Fund may be voted by the Trustee at any and all meetings of shareholders of AOG or any and all meetings of noteholders of AOG at which the holders of such Common Shares, Non-Voting Shares, Preferred Shares, 10 3/8% Notes, 9 3/8% Notes, 8.5% Notes or Notes are entitled to vote. In addition, any Permitted Investments held from time to time as part of the Trust Fund which carry voting rights may be voted by the Trustee.

7.4      RESTRICTIONS ON TRUSTEE'S POWERS

(a) Notwithstanding Section 7.3, the Trustee may not under any circumstances whatsoever (i) vote the Common Shares, Non-Voting Shares, Preferred Shares or any other Permitted Investments which carry voting rights to authorize any sale, lease or exchange of all or substantially all of the property of AOG or any other entity owned directly or indirectly by the Trust which represents more than 51% of the Trust Fund as shown on the most recent audited financial statements of the Trust, as applicable, except as part of the reorganization of AOG and any one or more directly or indirectly wholly-owned Subsidiaries of the Trust without the approval of the Unitholders by Special Resolution at a meeting of Unitholders called for that purpose; (ii) vote the Notes, the 10 3/8% Notes, 9 3/8% Notes or 8.5% Notes without the approval of the Unitholders by ordinary resolution where an ordinary resolution is specifically required by the Note Indenture, 10 3/8% Note Indenture, 9 3/8% Note Indenture or 8.5% Note Indenture, respectively.

(b) The Trustee shall have no power to sell or otherwise dispose of any shares or other securities of AOG owned by the Trust (except pursuant to an in specie redemption under Section 9.5 or pursuant to an exchange, conversion or substitution of securities of AOG for other securities of AOG), or to sell all or substantially all of the Trust Fund, except (i) upon the realization of any security interest, pledge or hypothecation in respect of (A) any guarantee of the indebtedness, obligations and liabilities of AOG or any other directly or indirectly wholly-owned Subsidiary of the Trust; (B) any pledge, hypothecation and/or grant of one or more general or specific security interests over all or any Trust Fund to secure its obligations under any such guarantee; (C) any Subordination Agreement in respect of AOG or the Trust Fund; or (D) any agreements between the creditors of AOG and any other directly or indirectly wholly-owned Subsidiaries of the Trust;
         (ii) with the approval of the Unitholders by Special Resolution at a meeting of Unitholders called for that purpose; or (iii) as part of an internal reorganization of the direct or indirect assets of the Trust as a result of which the Trust has the same interest, whether direct or indirect, in the assets as the interest, whether direct or indirect, that it had prior to the reorganization.

7.5      BANKING

         The banking activities of the Trust, or any part thereof, shall be transacted with such financial institution (including the Trustee or an Affiliate thereof) or other person carrying on a financial services business as the Trustee may designate, appoint or authorize from time to time and all such financial services business, or any part thereof, shall be transacted on the Trust's behalf by such one or more officers of the Trustee and/or other persons as the Trustee may designate, appoint or authorize from time to time (who may be officers or employees of AOG or the Manager) including, but without restricting the generality of the foregoing, the operation of the Trust's accounts; the making, signing, drawing, accepting, endorsing, negotiating, lodging, depositing or transferring of any cheques, promissory notes, drafts, bankers' acceptances, bills of exchange, letters of credit and orders for the payment of money; the giving of receipts for and orders relating to any property of the Trust; the execution of any agreement relating to any property of the Trust; the execution of any agreement relating to any such financial services business and defining the rights and powers of the parties hereto; and the authorizing of any officer of such financial institution, or any trustee or agent thereof to do any act or thing on the Trust's behalf to facilitate such banking business.

7.6      STANDARD OF CARE

         Except as otherwise provided herein, the Trustee shall exercise its powers and carry out its functions hereunder as Trustee honestly, in good faith and in the best interests of the Trust and the Unitholders and, in connection therewith, shall exercise that degree of care, diligence and skill that a reasonably prudent trustee would exercise in comparable circumstances, subject to compliance by the Trustee with any agreements contemplated hereby which may be binding on the Trustee or the Trust. Unless otherwise required by law, the Trustee shall not be required to give bond, surety or security in any jurisdiction for the performance of any duties or obligations hereunder. The Trustee, in its capacity as trustee, shall not be required to devote its entire time to the business and affairs of the Trust.

7.7      FEES AND EXPENSES

         The Trustee shall be paid by AOG such fees as may be agreed upon from time to time by AOG and the Trustee and if such fees are not paid by AOG within 30 days after the date of any invoice in respect thereof, the Trustee shall be entitled to have such fees paid out of the Trust Fund. As part of the Trust Expenses, the Trustee may pay or cause to be paid reasonable fees, costs and expenses incurred in connection with the administration and management of the Trust, including (without limitation) fees of auditors, lawyers, appraisers and other agents, consultants and professional advisers employed by or on behalf of the Trust and the cost of reporting or giving notices to Unitholders. All costs, charges and expenses (including any amounts payable to the Trustee under Section
7.9 or 7.10) properly incurred by the Trustee on behalf of the Trust shall be payable by AOG, and if any such costs, charges and expenses are not paid by AOG within 30 days after the date of any invoice in respect thereof, the Trustee shall be entitled to have such costs, charges and expenses paid out of the Trust Fund. The Trustee shall have a lien on the Trust Fund (which shall have priority over the interests of the Unitholders pursuant hereto) to enforce payment of the fees, costs, expenses and other amounts payable or reimbursable by the Trust to the Trustee.

7.8      LIMITATIONS ON LIABILITY OF TRUSTEE

         The Trustee, its directors, officers, employees, shareholders and agents shall not be liable to any Unitholder or any other Person, in tort, contract or otherwise, in connection with any matter pertaining to the Trust or the Trust Fund, arising from the exercise by the Trustee of any powers, authorities or discretion conferred under this Indenture, including, without limitation, any action taken or not taken in good faith in reliance on any documents that are, PRIMA FACIE, properly executed, any depreciation of, or loss to, the Trust Fund incurred by reason of the sale of any asset, any inaccuracy in any evaluation provided by the Manager or any other appropriately qualified Person, any reliance on any such evaluation, any action or failure to act of the Manager, AOG, or any other Person to whom the Trustee has, with the consent of AOG, delegated any of its duties hereunder, or any other action or failure to act (including failure to compel in any way any former trustee to redress any breach of trust or any failure by the Manager or AOG to perform its duties under or delegated to it under this Indenture or any Material Contract), unless such liabilities arise out of the gross negligence, wilful default or fraud of the Trustee or any of its directors, officers, employees, shareholders, or agents. If the Trustee has retained an appropriate expert or adviser or Counsel with respect to any matter connected with its duties under this Indenture or any Material Contract, the Trustee may act or refuse to act based on the advice of such expert, adviser or Counsel, and the Trustee shall not be liable for and shall be fully protected from any loss or liability occasioned by any action or refusal to act based on the advice of any such expert, adviser or Counsel. In the exercise of the powers, authorities or discretion conferred upon the Trustee under this Indenture, the Trustee is and shall be conclusively deemed to be acting as Trustee of the assets of the Trust and shall not be subject to any personal liability for any debts, liabilities, obligations, claims, demands, judgments, costs, charges or expenses against or with respect to the Trust or the Trust Fund.

7.9      INDEMNIFICATION OF TRUSTEE

         The Trust (to the extent of the Trust Fund) is liable to, and shall indemnify and save harmless the Trustee and each of its directors, officers, employees, shareholders and agents in respect of:

(a) any liability and all costs, charges and expenses sustained or incurred in respect of any action, suit or proceeding that is proposed or commenced against the Trustee or against such directors, officers, employees, shareholders or agents, as the case may be, for or in respect of any act, omission or error in respect of the Trust and the Trustee's execution of all duties and responsibilities and exercise of all powers and authorities pertaining thereto; and

(b) all other costs, charges, taxes, penalties and interest in respect of unpaid taxes and all other expenses and liabilities sustained or incurred by the Trustee in respect of the administration or termination of the Trust;

unless any of the foregoing arise out of the gross negligence, willful default or fraud of the Trustee or any of its directors, officers, employees, shareholders or agents, in which case the provisions of this Section 7.9 shall not apply.

7.10     ENVIRONMENTAL INDEMNITY

         The Trust (to the extent of the Trust Fund) is liable to, and shall indemnify and save harmless, the Trustee, its directors, officers, employees, shareholders and agents, and all of their successors and assigns (collectively, the "Indemnified Parties") against any loss, expense, claim, liability or asserted liability (including strict liability and costs and expenses of abatement and remediation of spills or releases of contaminants and liabilities of the Indemnified Parties to third parties (including governmental agencies) in respect of bodily injuries, property damage, damage to or impairment of the environment or any other injury or damage and including liabilities of the Indemnified Parties to third parties for the third parties' foreseeable and unforeseeable consequential damages) incurred as a result of:

(a)      the administration of the Trust created hereby, or

(b)      the exercise by the Trustee of any rights or obligations hereunder and which result from or relate, directly or indirectly, to

(c) the presence or release or threatened presence or release of any contaminants, by any means or for any reason, on or in respect of the Properties, whether or not such presence or release or threatened presence or release of the contaminants was under the control, care or management of the Trust, the Trustee, AOG or the Manager, or of a previous owner or operator of a Property,

(d) any contaminant present on or released from any property adjacent to or in the proximate area of the Properties,

(e) the breach or alleged breach of any federal, provincial or municipal environmental law, regulation, by-law, order, rule or permit by the Trust, the Trustee, AOG or the Manager or an owner or operator of a Property, or

(f) any misrepresentation or omission of a known fact or condition made by the Manager or AOG relating to any Property.

         For purposes of this Section 7.10, "liability" shall include: (i) liability of an Indemnified Party for costs and expenses of abatement and remediation of spills and releases of contaminants; (ii) liability of an Indemnified Party to a third party to reimburse the third party for bodily injuries, property damage and other injuries or damages which the third party suffers, including (to the extent, if any, that the Indemnified Party is liable therefore) foreseeable and unforeseeable consequential damages suffered by the third party; and (iii) liability of the Indemnified Party for damage to or impairment of the environment.

         Notwithstanding the foregoing, the Trust shall not be liable to indemnify an Indemnified Party against any loss, expense, claim, liability or asserted liability to the extent resulting from the gross negligence, willful default or fraud of the Indemnified Party.

7.11     APPARENT AUTHORITY

         No purchaser, transfer agent or other person dealing with the Trustee or with any officer, employee or agent of the Trustee shall be bound to make any inquiry concerning the validity of any transaction purporting to be made by the Trustee or by such officer, employee or agent or make inquiry concerning, or be liable for, the application of money or property paid, lent or delivered to or on the order of the Trustee or of such officer, employee or agent. Any person dealing with the Trustee in respect of any matter pertaining to the Trust Fund and any right, title or interest therein shall be entitled to rely on a certificate, statutory declaration or resolution executed or certified on behalf of the Trustee as to the capacity, power and authority of any officer, employee or any other person to act for and on behalf and in the name of the Trust.

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                                       28


7.12     NOTICE TO UNITHOLDERS OF NON-ELIGIBILITY FOR DEFERRED INCOME PLANS

         If the Trustee becomes aware that the Trust Units have ceased to be eligible investments for registered retirement savings plans, registered retirement income funds, registered education savings plans and deferred profit sharing plans (all within the meaning of the Tax Act) or any of such plans, the Trustee shall give notice to Unitholders at their latest address as shown on the register of Unitholders that Trust Units have ceased to be eligible investments for such plans. Notwithstanding the foregoing, the Trustee shall not be liable to the Trust or to any Unitholder for any costs, expenses, charges, penalties or taxes imposed upon a Unitholder as a result of or by virtue of a Trust Unit not being an eligible investment for any such plan, notwithstanding any failure or omission of the Trustee to have given such notice, provided the Trustee has complied with Section 7.6.

7.13     DECLARATION AS TO BENEFICIAL OWNERSHIP

         The Trustee may require any Unitholder, as shown on the register of Unitholders, to provide a declaration in a form prescribed by the Trustee as to the beneficial ownership of Trust Units registered in such Unitholder's name and as to the jurisdiction in which such beneficial owners are resident.

7.14     CONDITIONS PRECEDENT TO TRUSTEE'S OBLIGATIONS TO ACT

         The obligation of the Trustee to call any meeting pursuant to Article 11 or to commence to wind up the affairs of the Trust pursuant to Article 13 shall be conditional upon the Unitholders or another Person furnishing, when required by notice in writing by the Trustee, sufficient funds to commence or continue such act, action or proceeding and indemnity (to the extent sufficient funds for such purpose are not available in the Trust Fund) reasonably satisfactory to the Trustee to protect and hold harmless the Trustee against the costs, charges and expenses and liabilities to be incurred therein and any loss and damage it may suffer by reason thereof and the obligation of the Trustee to commence or continue any act, action or proceeding for the purpose of enforcing the rights of the Trustee and of the Unitholders shall, if required by notice in writing by the Trustee, be subject to the same conditions as to funding and indemnity. None of the provisions contained in this Indenture shall require the Trustee to expend or risk its own funds or otherwise incur financial liability in the performance of any of its duties or in the exercise of any of its rights or powers unless indemnified as aforesaid.

7.15     SURVIVAL OF INDEMNITIES

         The indemnities provided in Sections 7.9 and 7.10 shall survive the termination of this Indenture under Article 13 and the removal or resignation of the Trustee under Article 6.

7.16     TRUSTEE MAY HAVE OTHER INTERESTS

         Subject to applicable securities laws, and without affecting or limiting the duties and responsibilities or the limitations and indemnities provided in this Indenture, the Trustee is hereby expressly permitted to:

(a) be an associate (as defined in the SECURITIES ACT (Alberta)) or an Affiliate of a Person from or to whom assets of the Trust have been or are to be purchased or sold;

(b) be, or be an associate (as defined in the SECURITIES ACT (Alberta)) or an Affiliate of, a Person with whom the Trust or AOG contracts or deals or which supplies services to the Trust or AOG;

(c) acquire, hold and dispose of, either for its own account or the accounts of its customers, any assets not constituting part of the Trust Fund, even if such assets are of a character which could be held by the Trust, and exercise all rights of an owner of such assets as if it were not a trustee;

(d) carry on its business as a trust company in the usual course while it is the Trustee, including the rendering of trustee or other services to other trusts and other Persons for gain; and

(e) derive direct or indirect benefit, profit or advantage from time to time as a result of dealing with the Trust or the relationships, matters, contracts, transactions, affiliations or other interests stated in this Section 7.16 without being liable to the Trust or any Unitholder for any such direct or indirect benefit, profit or advantage.

Subject to applicable laws, none of the relationships, matters, contracts, transactions, affiliations or other interests permitted above shall be, or shall be deemed to be or to create, a material conflict of interest with the Trustee's duties hereunder.

7.17     DOCUMENTS HELD BY TRUSTEE

         Any securities, documents of title or other instruments that may at any time be held by the Trustee subject to the trusts hereof may be placed in the deposit vaults of the Trustee or of any chartered bank in Canada, including an Affiliate of the Trustee, or deposited for safekeeping with any such bank.


                                   ARTICLE 8
                              DELEGATION OF POWERS

8.1      THE MANAGER

         Except as expressly prohibited by law, the Trustee may grant or delegate to the Manager such authority as the Trustee may in its sole discretion deem necessary or desirable to effect the actual administration of the duties of the Trustee under this Indenture, without regard to whether such authority is normally granted or delegated by trustees. The Trustee may grant broad discretion to the Manager to administer and manage the day-to-day operations of the Trust Fund, to act as agent for the Trust Fund, to execute documents on behalf of the Trust Fund and to make executive decisions which conform to general policies and general principles set forth herein or previously established by the Trustee. The Manager shall have the powers and duties expressly provided for herein and in any management agreement including, without limitation, the power to retain and instruct such appropriate experts or advisors to perform those duties and obligations herein which it is not qualified to perform (and the Manager shall notify the Trustee of the name of the person or persons retained or instructed and the terms and conditions thereof). The Trustee may enter into a contract with the Manager relating to the Manager's authority, term of appointment, compensation and any other matters deemed desirable by the Trustee. The first Manager of the Trust shall be Advantage Investment Management Ltd.

8.2      OFFERINGS AND OTHER MATTERS

         The Trustee hereby delegates to AOG (through its Board of Directors) responsibility for any or all matters relating to: (a) an Offering including:
(i) ensuring compliance with all applicable laws; (ii) the content of any Offering Documents, the accuracy of the disclosure contained therein, and the certification thereof; (iii) any subscription agreement or underwriting or agency agreements providing for the sale of Trust Units or securities convertible for or exchangeable into Trust Units or rights to Trust Units (iv) the adoption of a unitholder rights plan and without limitation those matters set forth in Section 7.1(b) hereof; (b) the terms of, and amendment from time to time of the Material Contracts; (c) the redemption of Trust Units;

(d) the determination of (i) the amount of Distributable Income; (ii) any Distribution Record Date other than the last day of each calendar month; and
(iii) the payment of cash distributions to Unitholders; (e) the establishment and determination of any Credit Facilities, borrowings, the giving of any guarantees or any other agreement to facilitate any borrowing by the Trust or AOG or other wholly-owned entity under this Indenture including without limitation any matters under Sections 7.2(h), (o), (q), (s), (v), (ff) and
Section 7.5; (f) the acquisition and disposition of Permitted Investments and Subsequent Investments by the Trust and the negotiation of agreements respecting Subsequent Investments; (g) all matters relating to the voting rights on any investments in the Trust Fund or any Subsequent Investments; (h) maintaining the books and records of the Trust and providing timely reporting to Unitholders;
(i) the financial statements of the Trust and AOG; (j) the continued listing of the Trust Units of the Trust on any exchange and to maintain the Trust's status as a reporting issuer, including press releases and material change reports as required by the continuous disclosure requirements of applicable securities legislation including, without limitation the matters described in Section 7.2(z); (k) the Initial Permitted Securities; (l) the appointment and retention of a depositary, registrar and transfer agent, distribution disbursing agent or other similar entity as may be required from time to time; (m) the commercial form of Trust Unit certificate to be utilized by the Trust; and (n) matters relating to the Trust's continuing qualification as a "mutual fund trust" under the Income Tax Act, including the implementation of non-resident ownership constraints pursuant to Section 3.8 hereof. AOG accepts such delegation and agrees that, in respect of such matters, it shall carry out its functions honestly, in good faith and in the best interests of the Trust and the Unitholders and, in connection therewith, shall exercise that degree of care, diligence and skill that a reasonably prudent Person would exercise in comparable circumstances; AOG may, and if directed by AOG in writing, the Trustee shall, execute any agreements on behalf of the Trust as AOG shall have authorized within the scope of any authority delegated to it hereunder.

8.3      POWER OF ATTORNEY

         Without limiting any of the other provisions of this Article 8, the Trustee hereby delegates to AOG from time to time the full power and authority, and constitutes AOG its true and lawful attorney in fact, to sign on behalf of the Trust all financial statements, prospectuses, annual information forms, management proxy circulars, other Offering Documents and any other documents ancillary or similar thereto, documentation in respect of the Initial Permitted Securities, Permitted Investments and Subsequent Investments, arrangement, business combination or merger agreements required to be signed by the Trust from time to time, as well as and including any subscription agreements, underwriting or agency agreements, financial advisory agreements, depositary agreements, registrar and transfer agency agreements, disbursing agency agreements, listing agreements and applications or filings in respect of any stock exchanges, securities commissions or other regulatory authority, indemnity agreements, material change reports or documents ancillary or similar thereto.

8.4      LIABILITY OF TRUSTEE

         The Trustee shall have no liability or responsibility for any matters delegated to AOG or the Manager hereunder or under any of the Material Contracts, and the Trustee, in relying upon AOG or the Manager and in entering into the Material Contracts, shall be deemed to have complied with its obligations under Section 7.6 and shall be entitled to the benefit of the indemnity provided in Sections 7.9 and 7.10.

8.5      PERFORMANCE OF DUTIES

         In the event that the Manager is unable or unwilling to perform its obligations under the Management Agreement, or there is no Manager, the Trustee shall either perform all duties of the Manager thereunder or shall be entitled to engage another Person that is duly qualified to perform such obligations.


                                   ARTICLE 9
                            REDEMPTION OF TRUST UNITS

9.1      RIGHT OF REDEMPTION

         Each Unitholder shall be entitled to require the Trust to redeem at any time or from time to time at the demand of the Unitholder all or any part of the Trust Units registered in the name of the Unitholder at the prices determined and payable in accordance with the conditions hereinafter provided.

9.2      EXERCISE OF REDEMPTION RIGHT

(a)      To exercise a Unitholder's right to require redemption under this
         Article 9, a duly completed and properly executed notice requiring the Trust to redeem Trust Units, in a form approved by the Trustee, shall be sent to the Trust at the head office of the Trust, together with the Trust Certificate or Trust Certificates representing the Trust Units to be redeemed and upon receipt of such notice and certificates, the Trust Units shall be deemed to have been surrendered (the date of receipt, herein the "Redemption Date"). No form or manner of completion or execution shall be sufficient unless the same is in all respects satisfactory to the Trustee and is accompanied by any further evidence that the Trustee may reasonably require with respect to the identity, capacity or authority of the person giving such notice.

(b) Upon receipt by the Trust of the notice to redeem Trust Units, the Unitholder shall thereafter cease to have any rights with respect to the Trust Units tendered for redemption (other than to receive the redemption payment therefor) including the right to receive any distributions thereon which are declared payable to the Unitholders of record on a date which is subsequent to the Redemption Date. Trust Units shall be considered to be tendered for redemption on the date that the Trust has, to the satisfaction of the Trustee, received the notice, Trust Certificates and other required documents or evidence as aforesaid.

9.3      CASH REDEMPTION

(a) Upon receipt by the Trust of the notice to redeem Trust Units in accordance with Section 9.2, the holder of the Trust Units surrendered for redemption shall, subject to Sections 9.4 and 9.5, be entitled to receive a price per Trust Unit (hereinafter called the "Redemption Price") equal to the lesser of:

         (i) 85% of the market price of the Trust Units on the principal market on which the Trust Units are quoted for trading during the 10 trading day period commencing immediately after the Redemption Date; and

         (ii) the closing market price on the principal market on which the Trust Units are quoted for trading, on the Redemption Date.

         For the purposes of Section 9.3(a)(i), the "market price" shall be: an amount equal to the simple average of the closing price of the Trust Units for each of the trading days on which there was a closing price; provided that if the applicable exchange or market does not provide a closing price but only provides the highest and lowest prices of the Trust Units traded on a particular day, the "market price" shall be an amount equal to the simple average of the average of the highest and lowest prices for each of the trading days on which there was a trade; and provided further that if there was trading on the applicable exchange or market for fewer than five of the 10 trading days, the "market price" shall be the simple average of the following prices established for each of the 10 trading days: the average of the last bid and last ask prices for each day on which there was no trading; the closing price of the Trust Units for each day that there was trading if the exchange or market provides a closing price; and the average of the highest and lowest prices of the Trust Units for each day that there was trading, if the market provides only the highest and lowest prices of Trust Units traded on a particular day. For the purposes of Section 9.3(a)(ii), the "closing market price" shall be: an amount equal to the closing price of the Trust Units if there was a trade on the date if the exchange or market provides a closing price; an amount equal to the average of the highest and lowest prices of Trust Units if there was trading and the exchange or other market provides only the highest and lowest trading prices of Trust Units traded on a particular day; and the average of the last bid and last ask prices if there was no trading on the date.

(b) Subject to Sections 9.4 and 9.5, the Redemption Price payable in respect of the Trust Units tendered for redemption during any month shall be paid by cheque, drawn on a Canadian chartered bank or a trust company in lawful money of Canada, payable at par to or to the order of the Unitholder who exercised the right of redemption on or before the last day of the calendar month following the month in which the Trust Units were tendered for redemption. Payments made by the Trust of the Redemption Price are conclusively deemed to have been made upon the mailing of a cheque in a postage prepaid envelope addressed to the former Unitholder unless such cheque is dishonored upon presentment. Upon such payment, the Trust shall be discharged from all liability to the former Unitholder in respect of the Trust Units so redeemed.

9.4      NO CASH REDEMPTION IN CERTAIN CIRCUMSTANCES

         Section 9.3(b) shall not be applicable to Trust Units tendered for redemption by a Unitholder, if:

(a) the total amount of Redemption Price determined under Section 9.3(a) payable by the Trust pursuant to Section 9.3 in respect of such Trust Units and all other Trust Units tendered for redemption prior thereto in the same calendar month exceeds $100,000 ("Monthly Limit"); provided that the Board of Directors of AOG may, in their sole discretion, waive such limitation in respect of all Trust Units tendered for redemption in any calendar month and, in the absence of such a waiver, Trust Units tendered for redemption in any calendar month in which the total amount of Redemption Price determined under Section 9.3(a), payable by the Trust pursuant to Section 9.3(b) exceeds the Monthly Limit will be redeemed for cash pursuant to Section 9.3(b) and Notes and/or Redemption Notes under Section 9.5 on a PRO RATA basis as between Unitholders who have tendered their Trust Units for redemption in such calendar month;

(b) at the time the Trust Units are tendered for redemption, the outstanding Trust Units are not listed for trading or quoted on any stock exchange or market which the Board of Directors of AOG consider, in their sole discretion, provides representative fair market value prices for the Trust Units; or

(c) the normal trading of the outstanding Trust Units is suspended or halted on any stock exchange on which the Trust Units are listed for trading or, if not so listed, on any market on which the Trust Units are quoted for trading, on the date that such Trust Units tendered for redemption were tendered to the Trust for redemption or for more than five trading days during the 10 trading day period commencing immediately after the date on which such Trust Units tendered for redemption were tendered to the Trust for redemption.

9.5      IN SPECIE REDEMPTION

         If, (i) pursuant to Section 9.4(b) or (c), Section 9.3(b) is not applicable to Trust Units tendered for redemption by a Unitholder, such Unitholder shall, instead of the Redemption Price per Trust Unit determined under Section 9.3(a), be entitled to receive a Redemption Price per Trust Unit equal to the Fair Market Value, or (ii) pursuant to Section 9.4(a), a portion of the Redemption Price specified in Section 9.3(a) is to be payable in Notes and/or Redemption Notes, then (in either such case) the Redemption Price or portion thereof (as applicable) shall, subject to receipt of all necessary regulatory approvals, be paid and satisfied by way of a distribution in specie to such Unitholder of Notes (each in the principal amount of $100), on the basis, for such Trust Units tendered for redemption, of Notes (each in the principal amount of $100) having a principal amount equal to the product of (A) the Redemption Price or, in the case of Section 9.4(a), the portion thereof, to be redeemed for Notes, per Trust Unit of the Trust Units tendered for redemption and (B) the number of Trust Units tendered by such Unitholder for redemption; provided that if Section 9.3(b) is not applicable to Trust Units tendered for redemption by a Unitholder and the Trust does not hold sufficient Notes to effect such payment, the Trust may create, issue and deliver promissory notes of the Trust (each in a principal amount of $100) having terms and conditions substantially the same as the Notes ("Redemption Notes") in satisfaction of the Redemption Price, except that the recourse of the holder of the Redemption Notes for payment thereof or any judgment in respect thereof shall be expressly limited to the Trust Fund. No fractional Notes (or, as applicable, Redemption Notes) shall be distributed and where the number of Notes (or, as applicable, Redemption Notes) to be received upon redemption by a Unitholder of Trust Units tendered for redemption would otherwise include a fraction, that number shall be rounded to the next lowest whole number. The Redemption Price payable pursuant to this Section 9.5 in respect of Trust Units tendered for redemption during any month shall, subject to receipt of all necessary regulatory approvals, be paid by the transfer, to or to the order of the Unitholder who exercised the right of redemption, on the first day following the last day (the "Transfer Date") of the second calendar month following the month in which the Trust Units were tendered for redemption, of the number of Notes or, as applicable, Redemption Notes (each in the principal amount of $100) determined as aforesaid. The Trust shall be entitled to all interest paid or accrued and unpaid on the Notes (or, as applicable, Redemption Notes) being transferred to but not including the Transfer Date. Payments by the Trust of the Redemption Price are conclusively deemed to have been made upon the mailing of the Notes (or, as applicable, Redemption Notes) by registered mail in a postage prepaid envelope addressed to the former Unitholder. Upon such payment, the Trust shall be discharged from all liability to the former Unitholder in respect of the Trust Units so redeemed. Notes and/or Redemption Notes so distributed may be subject to a security interest granted by the Trust and, if required by the terms of any agreement binding on the Trust, the notes so distributed in satisfaction of the Redemption Price hereunder shall remain subject to such security interest and the Unitholder shall execute and deliver any required acknowledgments of the continuation thereof.

9.6      CANCELLATION OF CERTIFICATES FOR ALL REDEEMED TRUST UNITS

         All certificates representing Trust Units which are redeemed under this
Article 9 shall be cancelled and such Trust Units shall no longer be outstanding and shall not be reissued.

9.7      PURCHASE FOR CANCELLATION

         The Trust may from time to time purchase for cancellation, in accordance with applicable law, some or all of the Trust Units in the market or upon any recognized stock exchange on which such Trust Units are traded or pursuant to tenders received by the Trust upon request for tenders addressed to all holders of record of Trust Units, at the lowest price at which in the opinion of the Trustee such Trust Units are obtainable, but not exceeding an amount per Trust Unit equal to the Redemption Price (except that the 10 day period referred to in subsection 9.3(a)(i) shall refer to the 10 day trading period commencing immediately prior to the Redemption Date) at the date of purchase, plus reasonable costs of purchase, provided the Trust has sufficient funds to satisfy its obligations under Article 5 and Article 9 hereof after making such purchase.


                                   ARTICLE 10
                                    AMENDMENT

10.1     AMENDMENT

         The provisions of this Trust Indenture, except where specifically provided otherwise, may only be amended by Special Resolution; provided that the provisions of this Trust Indenture may be amended by the Trustee without the consent, approval or ratification of the Unitholders or any other person:

(a)      prior to Closing; or

(b)      at any time or times for the purpose of:

         (i) ensuring that the Trust will comply with any applicable laws or requirements of any governmental agency or authority of Canada or of any province;

         (ii) ensuring that the Trust will satisfy the provisions of each of subsections 108(2)(a) and 132(6) of the Tax Act as from time to time amended or replaced;

         (iii) ensuring that additional protection or benefit is provided for the interests of Unitholders as the Trustee may consider expedient;

         (iv) providing for the electronic delivery by the Trust to Unitholders of documents relating to the Trust (including annual and quarterly reports, financial statements, notices of Unitholder meetings and information circulars and proxy related materials) once applicable securities laws have been amended to permit such electronic delivery in place of normal delivery procedures, provided that such amendments to the Trust Indenture are not contrary to or do not conflict with such laws

         (v) removing or curing any conflicts or inconsistencies between the provisions of this Indenture or any supplemental indenture, the Management Agreement, the Shareholder Agreement or the Royalty Agreement and any other agreement of the Trust, the Note Indenture, the 10?% Note Indenture, the 9?% Note Indenture, the 8.5% Note Indenture or any applicable law or regulation of any jurisdiction, provided that in the opinion of the Trustee the rights of the Trustee and of the Unitholders are not prejudiced thereby;

         (vi) which, in the opinion of the Trustee, are necessary or desirable as a result of changes in taxation laws;

         (vii) curing, correcting or rectifying any ambiguities, defective or inconsistent provisions, errors, mistakes or omissions, provided that in the opinion of the Trustee the rights of the Trustee and of the Unitholders are not prejudiced thereby; or

         (viii) making any modification in the form of Trust Unit Certificates to conform with the provisions of the Indenture, or any other modifications, provided the rights of the Trustee and of the Unitholders are not prejudiced thereby.

Notwithstanding the foregoing, no amendment shall reduce the percentage of votes required to be cast at a meeting of the Unitholders for the purpose of amending this Section 10.1 without the consent of the holders of all of the Trust Units then outstanding.

10.2     NOTIFICATION OF AMENDMENT

         As soon as shall be practicable after the making of any amendment pursuant to this Article 10, the Trustee shall furnish written notification of the substance of such amendment to each Unitholder.


                                   ARTICLE 11
                             MEETINGS OF UNITHOLDERS

11.1     ANNUAL AND SPECIAL MEETINGS OF UNITHOLDERS

         Annual meetings of the Unitholders shall be called by the Trustee, commencing in 2002, on a day, at a time and at a place to be set by the Trustee. The business transacted at such meetings shall include the transaction of such business as Unitholders may be entitled to vote upon as hereinafter provided in this Article 11, or as the Trustee may determine. Special meetings of the Unitholders may be called at any time by the Trustee and shall be called by the Trustee upon a written request of Unitholders holding in the aggregate not less than 20% of the Trust Units then outstanding, such request specifying the purpose or purposes for which such meeting is to be called. Meetings of Unitholders shall be held in the City of Calgary, or at such other place as the Trustee shall designate. To the extent permitted by applicable law, meetings of Unitholders may be held partially or entirely by means of a telephonic, electronic or other communication facility, including teleconferencing, videoconferencing, computer link, web casting or other similar means. The Chairman of any annual or special meeting shall be a person designated by the Trustee for the purpose of such meeting except that, on the motion of any Unitholder, any person may be elected as Chairman by a majority of the votes cast at the meeting instead of such designated person or in the event that no person shall be designated by the Trustee.

11.2     NOTICE OF MEETINGS

         Notice of all meetings of Unitholders shall be given by unregistered mail postage prepaid addressed to each Unitholder at his registered address, mailed at least 21 days and not more than 50 days before the meeting. Such notice shall set out the time when, and the place where, such meeting is to be held and shall specify the nature of the business to be transacted at such meeting in sufficient detail to permit a Unitholder to form a reasoned judgment thereon, together with the text of any resolution in substantially final form proposed to be passed. Any adjourned meeting may be held as adjourned without further notice. The accidental omission to give notice to or the non-receipt of such notice by the Unitholders shall not invalidate any resolution passed at any such meeting.

11.3     QUORUM

         At any meeting of the Unitholders, subject as hereinafter provided, a quorum shall consist of two or more Persons either present in person or represented by proxy and representing in the aggregate not less than 10% of the outstanding Trust Units. If a quorum is not present at the appointed place on the date for which the meeting is called within one half hour after the time fixed for the holding of such meeting, the meeting, if convened on the requisition of Unitholders, shall be dissolved, but in any other case it shall stand adjourned to such day being not less than fourteen (14) days later and to such place and time as may be appointed by the Chairman of the meeting. If at such adjourned meeting a quorum as above defined is not present, the Unitholders present either personally or by proxy shall form a quorum, and any business may be brought before or dealt with at such an adjourned meeting which might have been brought before or dealt with at the original meeting in accordance with the notice calling the same.

11.4     VOTING RIGHTS OF UNITHOLDERS

(a) Only Unitholders of record shall be entitled to vote and each Trust Unit shall entitle the holder or holders of that Trust Unit to one vote at any meeting of the Unitholders. Every question submitted to a meeting, other than a Special Resolution, shall, unless a poll vote is demanded, be decided by a show of hands vote, on which every Person present and entitled to vote shall be entitled to one vote. At any meeting of Unitholders, any holder of Trust Units entitled to vote thereat may vote by proxy and a proxy need not be a Unitholder, provided that no proxy shall be voted at any meeting unless it shall have been placed on file with the Trustee, or with such agent of the Trustee as the Trustee may direct, for verification twenty-four hours prior to the commencement of such meeting. If approved by the Trustee, proxies may be solicited in the name of the Trustee. When any Trust Unit is held jointly by several persons, any one of them may vote at any meeting in person or by proxy in respect of such Trust Unit, but if more than one of them shall be present at such meeting in person or by proxy, and such joint owners of their proxies so present disagree as to any vote to be cast, the joint owner present or represented whose name appears first in the register maintained pursuant to Section 12.3 shall be entitled to cast such vote.

(b) To the extent permitted by applicable law, the Trustee may from time to time make, vary or revoke such regulations as it shall think fit providing for and governing the depositing and tabulation of proxies by telephonic, electronic or other communication means. To the extent permitted by applicable law, a person entitled to vote at a meeting of Unitholders may vote by means of a telephonic, electronic or other communication facility that the Trustee has made available for that purpose.

11.5     RESOLUTIONS

(a) The Trustee shall in accordance with an Ordinary Resolution passed by the Unitholders change the Auditors as provided in Section 16.3.

(b)      The Trustee shall in accordance with a Special Resolution passed by the
         Unitholders:

         (i)      subject to Section 10.1, amend this Indenture;

         (ii)     subdivide or consolidate Trust Units;

         (iii) sell or agree to sell the property of the Trust Fund as an entirety or substantially as an entirety;

         (iv) terminate the Management Agreement, choose a replacement Manager and enter into a replacement Management Agreement;

         (v)      resign if removed pursuant to Section 6.3; and

         (vi) commence to wind-up and wind-up the affairs of the Trust if requested pursuant to Section 13.2.

Except with respect to the above matters set out in this Section 11.5 and the matters set forth in Sections 6.3, 6.4 and 13.2 hereof, no action taken by the Unitholders or resolution of the Unitholders at any meeting shall in any way bind the Trustee. Any action taken or resolution passed in respect of any matter at a meeting of Unitholders shall be by Special Resolution unless the contrary is otherwise expressly provided for under any specific provisions of this Indenture.

11.6     MEANING OF "SPECIAL RESOLUTION"

         The expression "Special Resolution" when used in this Indenture means, subject as hereinafter in this Section provided, a resolution proposed to be passed as a special resolution at a meeting of Unitholders (including an adjourned meeting) duly convened for the purpose and held in accordance with the provisions of this Section at which two or more holders of at least 10% of the aggregate number of Trust Units then outstanding are present in person or by proxy and passed by the affirmative votes of the holders of not less than 66 2/3% of the Trust Units represented at the meeting and voted on a poll upon such resolution.

         If, at any such meeting, the holders of 10% of the aggregate number of Trust Units outstanding are not present in person or represented by proxy within 30 minutes after the time appointed for the meeting, then the meeting, if convened by or on the requisition of Unitholders, shall be dissolved; but in any other case it shall stand adjourned to such date, being not less than 21 nor more than 60 days later, and to such place and time as may be appointed by the chairman. Not less than ten days' prior notice shall be given of the time and place of such adjourned meeting in the manner provided in Section 11.2. Such notice shall state that at the adjourned meeting the Unitholders present in person or represented by proxy shall form a quorum but it shall not be necessary to set forth the purposes for which the meeting was originally called or any other particulars. At the adjourned meeting, the Unitholders present in person or represented by proxy shall form a quorum and may transact the business for which the meeting was originally convened, and a resolution proposed at such adjourned meeting and passed by the requisite vote as provided in this Section
11.6 shall be a Special Resolution within the meaning of this Indenture, notwithstanding that the holders of less than 10% of the aggregate number of Units then outstanding are present or represented by proxy at such adjourned meeting.

         Votes on a Special Resolution shall always be given on a poll and no demand for a poll on a Special Resolution shall be necessary. No Special Resolution changing or amending any provision hereof relating to or affecting:
(i) the Trustee, including the qualification, powers, authorities, appointment, removal or resignation thereof; or (ii) the provisions of Article 10, Article 11 or Article 13 shall be effective prior to 60 days from the adoption thereof in accordance with the provisions hereof or such shorter period as may be approved by Unitholders.

11.7     RECORD DATE FOR VOTING

         For the purpose of determining the Unitholders who are entitled to vote or act at any meeting or any adjournment thereof, the Trustee may fix a date not more than 50 days and not less than 21 days prior to the date of any meeting of Unitholders as a record date for the determination of Unitholders entitled to vote at such meeting or any adjournment thereof, and any Unitholder who was a Unitholder at the time so fixed shall be entitled to vote at such meeting or any adjournment thereof even though he has since that time disposed of his Trust Units, and no Unitholder becoming such after that time shall be so entitled to vote at such meeting or any adjournment thereof. In the event that the Trustee does not fix a record date for any meeting of Unitholders, the record date for such meeting shall be the Business Day immediately preceding the date upon which notice of the meeting is given as provided under Section 11.2.

11.8     BINDING EFFECT OF RESOLUTIONS

         Every Ordinary Resolution and every Special Resolution passed in accordance with the provisions of this Indenture at a meeting of Unitholders shall be binding upon all the Unitholders, whether present at or absent from such meeting, and each and every Unitholder shall be bound to give effect accordingly to every such Ordinary Resolution and Special Resolution.

11.9     SOLICITATION OF PROXIES

         A Unitholder shall have the right to appoint a proxy to attend and act for the Unitholder at any meeting of Unitholders. The Trustee shall solicit proxies from Unitholders in connection with all meetings of Unitholders. In connection therewith, the Trustee shall comply, as near as may be possible, with all provisions of the ABCA and the requirements of Canadian securities legislation applicable to the solicitation of proxies.

11.10    NO BREACH

         Notwithstanding any provisions of this Indenture, Unitholders shall have no power to effect any amendment hereto which would require the Trustee to take any action or conduct the affairs of the Trust in a manner which would constitute a breach or default by the Trust or the Trustee under any agreement binding on or obligation of the Trust or the Trustee.


                                   ARTICLE 12
             CERTIFICATES, REGISTRATION AND TRANSFER OF TRUST UNITS

12.1     NATURE OF TRUST UNITS

         The nature of a Trust Unit and the relationship of a Unitholder to the Trustee and the relationship of one Unitholder to another is as described in Sections 2.4 and 2.5(c) and the provisions of this Article 12 shall not in any way alter the nature of Trust Units or the said relationships of a Unitholder to the Trustee and of one Unitholder to another, but are intended only to facilitate the issuance of certificates evidencing the beneficial ownership of Trust Units and the recording of all such transactions whether by the Trust, securities dealers, stock exchanges, transfer agents, registrars or other persons.

12.2     CERTIFICATES

(a) The form of certificate representing Trust Units shall be substantially as set out in the Schedule hereto or such other form as is authorized from time to time by the Trustee. Each such certificate shall bear an identifying serial number and shall be certified manually on behalf of the Trustee. Any additional signature required by the Trustee to appear on such certificate may be printed, lithographed or otherwise mechanically reproduced thereon and, in such event, certificates so signed are as valid as if it had been signed manually. Any certificate which has one manual signature as hereinbefore provided shall be valid notwithstanding that one or more of the persons whose signature is printed, lithographed or mechanically reproduced no longer holds office at the date of issuance of such certificate. The Trust Certificates may be engraved, printed or lithographed, or partly in one form and partly in another, as the Trustee may determine.

(b) Any Trust Certificate validly issued prior to the date hereof in accordance with the terms of this Indenture in effect at such time shall validly represent issued and outstanding Trust Units, notwithstanding that the form of such Trust Certificate may not be in the form currently required by this Indenture.

12.3     REGISTER OF UNITHOLDERS

         A register shall be maintained at the principal corporate trust office of the Trustee in the cities of Calgary and Toronto by the Trustee or by a Transfer Agent designated to act on behalf and under the direction of the Trustee, which register shall contain the names and addresses of the Unitholders, the respective numbers of Trust Units held by them, the certificate numbers of the certificates representing such Trust Units and a record of all transfers thereof. Branch transfer registers shall be maintained at such other offices of the Trustee or Transfer Agent as the Trustee may from time to time designate. The Trustee shall designate an office in the City of Toronto at which a branch register shall be maintained. Except in the case of the registers required to be maintained at the Cities of Calgary and Toronto, the Trustee shall have the power at any time to close any register of transfers and in that event shall transfer the records thereof to another existing register or to a new register.

         Only Unitholders whose certificates are so recorded shall be entitled to receive distributions or to exercise or enjoy the rights of Unitholders hereunder. The Trustee shall have the right to treat the person registered as a Unitholder on the register of the Trust as the owner of such Trust Units for all purposes, including, without limitation, payment of any distribution, giving notice to Unitholders and determining the right to attend and vote at meetings of Unitholders, and the Trustee shall not be bound to recognize any transfer, pledge or other disposition of a Trust Unit or any attempt to transfer, pledge or dispose of a Trust Unit, or any beneficial interest or equitable or other right or claim with respect thereto, whether or not the Trustee shall have actual or other notice thereof, until such Trust Unit shall have been transferred on the register of the Trust as herein provided.

         The register and the branch transfer register referred to in this
Section 12.3 shall at all reasonable times be open for inspection by the Unitholders, the Manager, AOG and the Trustee.

12.4     TRANSFER OF TRUST UNITS

(a) Subject to the provisions of this Article 12, the Trust Units shall be fully transferable without charge as between persons, but no transfer of Trust Units shall be effective as against the Trustee or shall be in any way binding upon the Trustee until the transfer has been recorded on the register or one of the branch transfer registers maintained by the Trustee or Transfer Agent. No transfer of a Trust Unit shall be recognized unless such transfer is of a whole Trust Unit.

(b) Subject to the provisions of this Article 12, Trust Units shall be transferable on the register or one of the branch transfer registers of Unitholders of the Trust only by the Unitholders of record thereof or their executors, administrators or other legal representatives or by their agents hereunto duly authorized in writing, and only upon delivery to the Trustee or to the Transfer Agent of the Trust if appointed, of the certificate therefor, if certificates representing Trust Units are issued, properly endorsed or accompanied by a duly executed instrument of transfer and accompanied by all necessary transfer or other taxes imposed by law, together with such evidence of the genuineness of such endorsement, execution and authorization and other matters that may reasonably be required by the Trustee. Upon such delivery the transfer shall be recorded on the register of Unitholders and a new Trust Certificate for the residue thereof (if any) shall be issued to the transferor.

(c) Any person becoming entitled to any Trust Units as a consequence of the death, bankruptcy or incompetence of any Unitholder or otherwise by operation of law, shall be recorded as the holder of such Trust Units and shall receive a new Trust Certificate therefor only upon production of evidence satisfactory to the Trustee thereof and delivery of the existing Trust Certificate to the Trustee, but until such record is made the Unitholder of record shall continue to be and be deemed to be the holder of such Trust Units for all purposes whether or not the Trustee shall have actual or other notice of such death or other event.

12.5     TRUST UNITS HELD JOINTLY OR IN A FIDUCIARY CAPACITY

         The Trustee may treat two or more persons holding any Trust Units as joint owners of the entire interest therein unless their ownership is expressly otherwise recorded on the register of the Trust, but no entry shall be made in the register or on any Trust Certificate that any person is in any other manner entitled to any future, limited or contingent interest in any Trust Units; provided, however, that any person recorded as a Unitholder may, subject to the provisions hereinafter contained, be described in the register or on any Trust Certificate as a fiduciary of any kind and any customary words may be added to the description of the holder to identify the nature of such fiduciary relationship. Where any Trust Certificate is registered in more than one name, the distributions (if any) in respect thereof may be paid to the order of all such holders failing written instructions from them to the contrary and such payment shall be a valid discharge to the Trustee and any Transfer Agent. In the case of the death of one or more joint holders, the distributions (if any) in respect of any Trust Units may be paid to the survivor or survivors of such holders and such payment shall be a valid discharge to the Trustee and any Transfer Agent.

12.6     PERFORMANCE OF TRUST

         The Trustee, the Unitholders and any officer or agent of the Trustee shall not be bound to be responsible for or otherwise inquire into or ensure the performance of any trust, express, implied or constructive, or of any charge, pledge or equity to which any of the Trust Units or any interest therein are or may be subject, or to ascertain or enquire whether any transfer of any such Trust Units or interests therein by any such Unitholder or by his personal representatives is authorized by such trust, charge, pledge or equity, or to recognize any person as having any interest therein except for the person recorded as Unitholder.

12.7     LOST CERTIFICATES

         In the event that any Trust Certificate is lost, stolen, destroyed or mutilated, the Trustee may authorize the issuance of a new Trust Certificate for the same number of Trust Units in lieu thereof. The Trustee may in its discretion, before the issuance of such new Trust Certificate, require the owner of the lost, stolen, destroyed or mutilated Trust Certificate, or the legal representative of the owner, to make an affidavit or statutory declaration setting forth such facts as to the loss, theft, destruction or mutilation as the Trustee may deem necessary, to surrender any mutilated Trust Certificate and may require the applicant to supply to the Trust a "lost certificate bond" or a similar bond in such reasonable sum as the Trustee may direct indemnifying the Trustee and its agent for so doing. The Trustee shall have the power to require from an insurer or insurers a blanket lost security bond or bonds in respect of the replacement of lost, stolen, destroyed or mutilated Trust Certificates. The Trustee shall pay all premiums and other funds of money payable for such purpose out of the Trust Fund with such contribution, if any, by those insured as may be determined by the Trustee in its sole discretion. If such blanket lost security bond is required, the Trustee may authorize and direct (upon such terms and conditions as the Trustee may from time to time impose) any agent to whom the indemnity of such bond extends to take such action to replace any lost, stolen, destroyed or mutilated Trust Certificate without further action or approval by the Trustee.

12.8     DEATH OF A UNITHOLDER

         The death of a Unitholder during the continuance of the Trust shall not terminate the Trust or any of the mutual or respective rights and obligations created by or arising under this Indenture nor give such Unitholder's personal representative a right to an accounting or take any action in court or otherwise against other Unitholders or the Trustee or the Trust Fund, but shall entitle the personal representatives of the deceased Unitholder to demand and receive, pursuant to the provisions hereof, a new Trust Certificate for Trust Units in place of the Trust Certificate held by the deceased Unitholder, and upon the acceptance thereof such personal representatives shall succeed to all rights of the deceased Unitholder under this Indenture.

12.9     UNCLAIMED INTEREST OR DISTRIBUTION

         In the event that the Trustee shall hold any amount of interest or other distributable amount which is unclaimed or which cannot be paid for any reason, the Trustee shall be under no obligation to invest or reinvest the same but shall only be obliged to hold the same in a current interest-bearing account pending payment to the person or persons entitled thereto. The Trustee shall, as and when required by law, and may at any time prior to such required time, pay all or part of such interest or other distributable amount so held to the Public Trustee (or other appropriate Government official or agency) whose receipt shall be a good discharge and release of the Trustee.

12.10    EXCHANGES OF TRUST CERTIFICATES

         Trust Certificates representing any number of Trust Units may be exchanged without charge for Trust Certificates representing an equivalent number of Trust Units in the aggregate. Any exchange of Trust Certificates may be made at the offices of the Trustee or at the offices of any Transfer Agent where registers are maintained for the Trust Certificates pursuant to the provisions of this Article 12. Any Trust Certificates tendered for exchange shall be surrendered to the Trustee or appropriate Transfer Agent and shall be cancelled.


                                   ARTICLE 13
                                   TERMINATION

13.1     TERMINATION DATE

         Unless the Trust is terminated or extended earlier, the Trustee shall commence to wind up the affairs of the Trust on December 31, 2095.

13.2     TERMINATION BY SPECIAL RESOLUTION OF UNITHOLDERS

         The Unitholders may vote by Special Resolution to terminate the Trust at any meeting of Unitholders duly called for that purpose, whereupon the Trustee shall commence to wind up the affairs of the Trust, provided that such a vote may only be held if requested in writing by the holders of not less than 20% of the outstanding Trust Units and a quorum of holders of not less than 50% of the outstanding Trust Units are present in person or represented by proxy at the meeting or any adjournment thereof at which the vote is taken.

13.3     PROCEDURE UPON TERMINATION

         Forthwith upon being required to commence to wind up the affairs of the Trust, the Trustee shall give notice thereof to the Unitholders, which notice shall designate the time or times at which Unitholders may surrender their Trust Units for cancellation and the date at which the register of the Trust shall be closed.

13.4     POWERS OF THE TRUSTEE UPON TERMINATION

         After the date on which the Trustee is required to commence to wind up the affairs of the Trust, the Trustee shall carry on no activities except for the purpose of winding up the affairs of the Trust as hereinafter provided and for these purposes, the Trustee shall continue to be vested with and may exercise all or any of the powers conferred upon the Trustee under this Indenture.

13.5     SALE OF INVESTMENTS

         After the date referred to in Section 13.4, the Trustee shall proceed to wind up the affairs of the Trust as soon as may be reasonably practicable and for such purpose shall, subject to the terms of any agreements binding on or obligations of the Trust and the Trustee, sell and convert into money the Trust Royalty and other assets comprising the Trust Fund in one transaction or in a series of transactions at public or private sale and do all other acts appropriate to liquidate the Trust Fund, and shall in all respects act in accordance with the directions, if any, of the Unitholders in respect of a termination authorized under Section 13.2. Notwithstanding anything herein contained, in no event shall the Trust be wound up until the Trust Royalty shall have been disposed of, and under no circumstances shall any Unitholder come into possession of any interest in the Trust Royalty.

13.6     DISTRIBUTION OF PROCEEDS

         After paying, retiring or discharging or making provision for the payment, retirement or discharge of all known liabilities and obligations of the Trust and providing for indemnity against any other outstanding liabilities and obligations, the Trustee shall distribute the remaining part of the proceeds of the sale of the assets together with any cash forming part of the Trust Fund among the Unitholders in accordance with their Pro Rata Shares.

13.7     FURTHER NOTICE TO UNITHOLDERS

         In the event that all of the Unitholders shall not surrender their Trust Units for cancellation within six (6) months after the time specified in the notice referred to in Section 13.3, such remaining Trust Units shall be deemed to be cancelled without prejudice to the rights of the holders of such Trust Units to receive their Pro Rata Shares of the amounts referred to in
Section 13.6 and the Trustee may either take appropriate steps, or appoint an agent to take appropriate steps, to contact such Unitholders (deducting all expenses thereby incurred from the amounts to which such Unitholders are entitled as aforesaid) or, in the discretion of the Trustee, may pay such amounts into court.

13.8     RESPONSIBILITY OF TRUSTEE AFTER SALE AND CONVERSION

         The Trustee shall be under no obligation to invest the proceeds of any sale of the Trust Royalty or other assets or cash forming part of the Trust Fund after the date referred to in Section 13.4 and, after such sale, the sole obligation of the Trustee under this Indenture shall be to hold such proceeds in trust for distribution under Section 13.6.


                                   ARTICLE 14
                             SUPPLEMENTAL INDENTURES

14.1     PROVISION FOR SUPPLEMENTAL INDENTURES

         From time to time the Trustee and AOG may, subject to the provisions hereof, and it shall, when so directed in accordance with the provisions hereof, execute and deliver by its proper officers, indentures or instruments supplemental hereto, which thereafter shall form part hereof, for any one or more or all of the following purposes:

(a)      giving effect to any amendment as provided in Article 10;

(b)      giving effect to any Special Resolution passed as provided in Article
         11;

(c) making such provisions not inconsistent with this Indenture as may be necessary or desirable with respect to matters or questions arising hereunder, provided that such provisions are not, in the opinion of the Trustee, prejudicial to the interests of the Unitholders;

(d) making any modification in the form of Trust Certificates which does not materially affect the substance thereof; and

(e) for any other purpose not inconsistent with the terms of this Indenture, including the correction or rectification of any ambiguities, defective or inconsistent provisions, errors, mistakes or omissions herein, provided that in the opinion of the Trustee, the rights of the Trustee and the Unitholders are not prejudiced thereby;

provided that the Trustee may in its sole discretion decline to enter into any such supplemental indenture which in its opinion may not afford adequate protection to the Trustee when the same shall become operative.

14.2     PROVISION FOR AMENDED AND RESTATED INDENTURE

         Notwithstanding Section 14.1, following any amendments to this Indenture, the parties to the Indenture may enter into an amended and restated version of the Indenture which shall include and give effect to all amendments to the Indenture in effect at the applicable time.


                                   ARTICLE 15
                             NOTICES TO UNITHOLDERS

15.1     NOTICES

         Any notice required to be given under this Indenture to the Unitholders shall be given by letter or circular sent through ordinary post addressed to each registered holder at his last address appearing on the register; provided that if there is a general discontinuance of postal service due to strike, lockout or otherwise, such notice may be given by publication twice in the National Edition of The Globe and Mail or any other newspaper having national circulation in Canada; provided further that if there is no newspaper having national circulation, then by publishing twice in a newspaper in each city where the register or a branch transfer register is maintained. Any notice so given shall be deemed to have been given on the day following that on which the letter or circular was posted or, in the case of notice being given by publication, the day following the day of the second publication in the designated newspaper or newspapers. In proving notice was posted, it shall be sufficient to prove that such letter or circular was properly addressed, stamped and posted.

15.2     FAILURE TO GIVE NOTICE

         The failure by the Trustee, by accident or omission or otherwise unintentionally, to give the Unitholders any notice provided for herein shall not affect the validity or effect of any action referred to in such notice, and the Trustee shall not be liable to any Unitholder for any such failure.

15.3     JOINT HOLDERS

         Service of a notice or document on any one of several joint holders of Trust Units shall be deemed effective service on the other joint holders.

15.4     SERVICE OF NOTICE

         Any notice or document sent by post to or left at the address of a Unitholder pursuant to this Section shall, notwithstanding the death or bankruptcy of such Unitholder, and whether or not the Trustee has notice of such death or bankruptcy, be deemed to have been fully served and such service shall be deemed sufficient service on all persons interested in the Trust Units concerned.


                                   ARTICLE 16
                                    AUDITORS

16.1     QUALIFICATION OF AUDITORS

         The Auditors shall be an independent recognized firm of chartered accountants which has an office in Alberta.

16.2     APPOINTMENT OF AUDITORS

         The Trustee hereby appoints KPMG LLP, Chartered Accountants, as the auditors of the Trust, to hold such office until the next annual meeting of the Unitholders at such remuneration as may be approved by the Trustee from time to time. The Auditors will be selected at each annual meeting of Unitholders.

16.3     CHANGE OF AUDITORS

         The Auditors may at any time be removed by the Trustee with the approval of the Unitholders by means of an Ordinary Resolution at a meeting of Unitholders duly called for that purpose and, upon the resignation or the removal of Auditors as aforesaid, new auditors may be appointed by the Trustee with the approval of the Unitholders by means of an Ordinary Resolution at a meeting duly called for that purpose. A vacancy created by the removal of Auditors as aforesaid may be filled at the meeting of Unitholders at which the Auditors are removed or, if not so filled, may be filled under Section 16.4.

16.4     FILLING VACANCY

         In the event that the Auditors resign as auditors of the Trust, the Trustee shall forthwith fill the vacancy with such new auditors as are approved by the members of the Board of Directors of AOG whom are independent of AOG and the Manager, and such new auditors shall act as auditors of the Trust for the unexpired term of the predecessor auditors of the Trust.

16.5     REPORTS OF AUDITORS

         The Auditors shall audit the accounts of the Trust at least once in each year and a report of the Auditors with respect to the annual financial statements of the Trust shall be provided to each Unitholder as set out in
Section 17.3.

                                   ARTICLE 17
                   ACCOUNTS, RECORDS AND FINANCIAL STATEMENTS

17.1     RECORDS

         The Trustee shall keep such books, records and accounts as are necessary and appropriate to document the Trust Fund and each transaction of the Trust. Without limiting the generality of the foregoing, the Trustee will, at its principal office in Calgary, Alberta, keep records of all transactions of the Trust, a list of the assets of the Trust Fund from time to time and a copy of this Indenture and the Material Contracts with any amendments thereto.

17.2     QUARTERLY REPORTING TO UNITHOLDERS

         The Trustee will, within 45 days after March 31, June 30 and September 30 in each year, mail to each Unitholder who requests unaudited quarterly financial statements, the unaudited quarterly financial statements of the Trust for the most recent calendar quarter. The Manager will review any forecast provided in any Offering Document and, if necessary, will provide the Trustee with a quarterly update. The Trustee will mail any such update to Unitholders.

17.3     ANNUAL REPORTING TO UNITHOLDERS

         The Trustee will, within 90 days after the end of each year, mail:

(a) to each Unitholder who requests the audited consolidated financial statements, a copy of the audited consolidated financial statements of the Trust for the most recently completed year together with the report of the Auditors thereon; and

(b) to each person who received a distribution from the Trust during a year, the tax reporting information relating to such year as prescribed by the Tax Act.

17.4     INFORMATION AVAILABLE TO UNITHOLDERS

(a) Each Unitholder shall have the right to obtain, on demand and on payment of reasonable reproduction costs, from the head office of the Trust, a copy of this Indenture and any indenture supplemental hereto or any Material Contract.

(b) Each Unitholder, upon payment of a reasonable fee and upon sending to the Trustee the affidavit referred to in paragraph (d) below, may upon application require the Trustee to furnish within 10 days from the receipt of the affidavit a list (the "basic list") made up to a date not more than 10 days before the date of receipt of the affidavit setting out the names of the Unitholders, the number of Trust Units owned by each Unitholder and the address of each Unitholder as shown on the records of the Trustee.

(c) A person requiring the Trustee to supply a basic list may, if he states in the affidavit referred to in paragraph (d) below that he requires supplemental lists, require the Trustee upon payment of a reasonable fee to furnish supplemental lists setting out any changes from the basic list in the names or addresses of the Unitholders and the number of Trust Units owned by each Unitholder for each business day following the date the basic list is made up to.

(d)      The affidavit referred to in paragraph (b) above shall state:

         (i)      the name and address of the applicant;

         (ii) the name and address for service of the body corporate if the applicant is a body corporate; and

         (iii) that the basic list and any supplemental lists will not be used except as permitted under paragraph 17.4(e) below.

(e) A list of Unitholders obtained under this Section shall not be used by any person except in connection with:

         (i)      an effort to influence the voting of Unitholders;

         (ii)     an offer to acquire Trust Units; or

         (iii)    any other matter relating to the affairs of the Trust.

17.5     INCOME TAX: OBLIGATION OF THE TRUSTEE

         The Trustee shall discharge all obligations and responsibilities of the Trustee under the Tax Act or any similar provincial legislation, and neither the Trust nor the Trustee shall be accountable or liable to any Unitholder by reason of any act or acts of the Trustee consistent with any such obligations or responsibilities.

17.6     INCOME TAX: DESIGNATIONS

         In the return of its income under Part I of the Tax Act for each year the Trust shall make such designations to Unitholders with respect to any amounts distributed or payable to Unitholders in the year including, without restricting the generality of the foregoing, designations pursuant to subsection 104(29) of the Tax Act and designations with respect to any taxable capital gains realized and distributed to Unitholders by the Trust in the year, as shall be permitted under the provisions of the Tax Act and as the Trustee in its sole discretion shall deem to be appropriate. In the first tax year, in filing a return of income for the Trust, the Trust shall elect that the Trust be deemed to be a mutual fund trust for the entire year.

17.7     INCOME TAX: DEDUCTIONS, ALLOWANCES AND CREDITS

         The Manager shall determine the tax deductions, allowances and credits to be claimed by the Trust in any year, and the Trustee shall claim such deductions, allowances and credits for the purposes of computing the income of the Trust and the amount payable by the Trust pursuant to the provisions of the Tax Act.

17.8     FISCAL YEAR

         The fiscal year of the Trust shall end on December 31 of each year.


                                   ARTICLE 18
                             COMPULSORY ACQUISITION

18.1     OFFER FOR TRUST UNITS

(a)      In this Section 18.1:

         (i) "Dissenting Unitholder" means a Unitholder who does not accept an Offer referred to in subsection 18.1(b) and includes any assignee of the Trust Unit of a Unitholder to whom such an Offer is made, whether or not such assignee is recognized under this Declaration of Trust;

         (ii)     "Offer" means an offer to acquire outstanding Trust Units;

         (iii)    "offer to acquire" includes an acceptance of an offer to sell;

         (iv) "Offeror" means a person, or two or more persons acting jointly or in concert, who make an Offer;

         (v) "Offeror's Notice" means the notice described in subsection 18.1(b); and

         (vi) "Offeror's Trust Units" means Trust Units beneficially owned, or over which control or direction is exercised, on the date of an Offer by the Offeror, any Affiliate or Associate of the Offeror or any person or company acting jointly or in concert with the Offeror.

(b)      If:

         (i) an Offer for all of the outstanding Trust Units (other than Trust Units held by or on behalf of the Offeror or an Affiliate or Associate of the Offeror) is made and, by such Offer, the Offeror agrees to be bound by the provisions of this Article 18;

         (ii) within the time provided in such Offer for its acceptance or within 45 days after the date the Offer is made, whichever period is the shorter, the Offer is accepted by Unitholders representing at least 90% of the outstanding Trust Units, other than the Offeror's Trust Units;

         (iii) the Offeror is bound to take up and pay for, or has taken up and paid for, the Trust Units of the Unitholders who accepted such Offer; and

         (iv)     the Offeror complies with subsections 18.1(c) and 18.1(e);

         the Offeror is entitled to acquire, and the Dissenting Unitholders are required to sell to the Offeror, the Trust Units held by the Dissenting Unitholders for the same consideration per Trust Unit payable or paid, as the case may be, under the Offer.

(c) Where an Offeror is entitled to acquire Trust Units held by Dissenting Unitholders pursuant to subsection 18.1(b), and the Offeror wishes to exercise such right, the Offeror shall send by registered mail within 30 days after the date of termination of the Offer a notice (the "Offeror's Notice") to each Dissenting Unitholder stating that:

         (i) Unitholders holding at least 90% of the Trust Units of all Unitholders, other than Offeror's Trust Units, have accepted the Offer;

         (ii) the Offeror is bound to take up and pay for, or has taken up and paid for, the Trust Units of the Unitholders who accepted the Offer;

         (iii) Dissenting Unitholders must transfer their respective Trust Units to the Offeror on the terms on which the Offeror acquired the Trust Units of the Unitholders who accepted the Offer within 21 days after the date of the sending of the Offeror's Notice; and

         (iv) Dissenting Unitholders must send their respective Trust Certificate(s) to the Trust within 21 days after the date of the sending of the Offeror's Notice.

(d) A Dissenting Unitholder to whom an Offeror's Notice is sent pursuant to subsection 18.1.c. shall, within 21 days after the sending of the Offeror's Notice, send his or her Trust Certificate(s) to the Trust, duly endorsed for transfer.

(e) Within 21 days after the Offeror sends an Offeror's Notice pursuant to subsection 18.1(c), the Offeror shall pay or transfer to the Trustee, or to such other person as the Trustee may direct, the cash or other consideration that is payable to Dissenting Unitholders pursuant to subsection 18.1(b).

(f) The Trustee, or the person directed by the Trustee, shall hold in trust for the Dissenting Unitholders the cash or other consideration they or it receives under subsection 18.1.e. but such cash or other consideration shall not form any part of the Trust Fund. The Trustee shall deposit cash in a separate account in a Canadian chartered bank, and shall place other consideration in the custody of a Canadian chartered bank or similar institution for safekeeping.

(g) Within 30 days after the date of the sending of an Offeror's Notice pursuant to subsection 18.1(c), the Trustee, if the Offeror has complied with subsection 18.1(e), shall:

         (i) do all acts and things and execute and cause to be executed all instruments as in the Trustee's opinion may be necessary or desirable to cause the transfer of the Trust Units of the Dissenting Unitholders to the Offeror;

         (ii) send to each Dissenting Unitholder who has complied with subsection 18.1(d) the consideration to which such Dissenting Unitholder is entitled under this Section 18.1; and

         (iii) send to each Dissenting Unitholder who has not complied with subsection 18.1(d) a notice stating that:

                  (A) his or her Trust Units have been transferred to the Offeror;

                  (B) the Trustee or some other person designated in such notice are holding in trust the consideration for such Trust Units; and

                  (C) the Trustee, or such other person, will send the consideration to such Dissenting Unitholder as soon as practicable after receiving such Dissenting Unitholder's Certificate(s) or such other documents as the Trustee or such other person may require in lieu thereof, and the Trustee is hereby appointed the agent and attorney of the Dissenting Unitholders for the purposes of giving effect to the foregoing provisions.

(h) Subject to applicable law, an Offeror cannot make an Offer for Trust Units unless, concurrent with the communication of the Offer to any Unitholder, a copy of the Offer is provided to the Trust at its head office.

                                   ARTICLE 19
                                  MISCELLANEOUS

19.1     CONTINUED LISTING

         The Trustee hereby appoints AOG as its agent and AOG hereby covenants to the Trustee and agrees that it shall, at the cost and expense of the Trust, take all steps and actions and do all things that may be required to obtain and maintain the listing and posting for trading of the Trust Units on the Toronto Stock Exchange and to maintain its status as a "reporting issuer" not in default of the securities legislation and regulations of each of the provinces of Canada. In the performance of its agency hereunder, and notwithstanding any other provision of this Indenture, AOG may obtain the consent or approval of Unitholders required by any regulatory body, including the Toronto Stock Exchange, by a majority or higher percentage of Trust Units represented at a meeting, and without including the votes of interested Unitholders, or other Unitholders, all as may be stipulated by the regulatory body requesting such consent or approval.

19.2     SUCCESSORS AND ASSIGNS

         The provisions of this Indenture shall enure to the benefit of and be binding upon the parties and their successors and assigns.

19.3     COUNTERPARTS

         This Indenture may be simultaneously executed in several counterparts, each of which so executed shall be deemed to be an original, and such counterparts, together, shall constitute but one and the same instrument, which shall be sufficiently evidenced by any such original counterparts.

19.4     SEVERABILITY

         If any provision of this Indenture shall be held invalid or unenforceable in any jurisdiction, such invalidity or unenforceability shall attach only to such provision in such jurisdiction and shall not in any manner affect or render invalid or unenforceable such provision in any other jurisdiction or any other provision of this Indenture in any jurisdiction.

19.5     DAY NOT A BUSINESS DAY

         In the event that any day on or before which any amount is to be determined or any action is required to be taken hereunder is not a Business Day, then such amount shall be determined or such action shall be required to be taken at or before the requisite time on the next succeeding day that is a Business Day.

19.6     TIME OF THE ESSENCE

         Time shall be of the essence in this Indenture.

19.7     GOVERNING LAW

         This Indenture and the Trust Certificates shall be construed in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein and shall be treated in all respects as Alberta contracts. The parties hereby irrevocably submit to the jurisdiction of the Courts of the Province of Alberta.

19.8     NOTICES TO TRUSTEE AND AOG

(a) Any notice to the Trustee under this Indenture shall be valid and effective if delivered or if given by registered letter, postage prepaid, addressed to the attention of the Manager, Corporate Trust Department at Suite 710, 530 8th Avenue S.W., Calgary, Alberta, T2P 3S8, or may be given by electronic or telecommunications device, and shall be deemed to have been given on the date of delivery or, if mailed, effective five days after deposit in the Canadian mail.

(b) Any notice to AOG under this Indenture shall be valid and effective if delivered or if given by registered letter, postage prepaid, addressed to AOG at Suite 3100, 150 - 6th Avenue S.W., Calgary, Alberta, T2P 3Y7,
         Attention: President may be given by electronic or telecommunications device, and shall be deemed to have been effectively given on the date of delivery or, if mailed, five days after deposit in the Canadian mail.

(c) AOG or the Trustee may from time to time notify the other in writing of a change of address which thereafter, until changed by like notice, shall be the address of the Manager or the Trustee for all purposes of this Indenture.

(d) If, by reason of a strike, lockout or other work stoppage, actual or threatened, involving postal employees, any notice to be given hereunder could reasonably be considered unlikely to reach its destination, such notice shall be valid and effective only if it is delivered at the appropriate address provided in this Section, by cable, telegram, electronic, telecommunications device or other means of prepaid, transmitted and recorded communication.

19.9     REFERENCES TO AGREEMENTS

         Any reference herein to any agreement, contract or obligation shall refer to such agreement, contract or obligation as the same may be amended from time to time.

         IN WITNESS WHEREOF each of the parties has caused these presents to be executed by its proper officers duly authorized in its behalf as of the 26th day of May, 2004.

                                           ADVANTAGE OIL & GAS LTD.


                                           Per: /s/ Peter Hanrahan
                                                ------------------------------


                                           Per: /s/ Jay Reid
                                                ------------------------------



                                           COMPUTERSHARE TRUST COMPANY OF CANADA


                                           Per: /s/ Dan Sander
                                                ------------------------------


                                           Per: Jacqueline M. Spink
                                                ------------------------------

                                    SCHEDULE

        To the annexed indenture amended and restated as of May 26, 2004 and made between
                            ADVANTAGE OIL & GAS LTD.
                                       and
                      COMPUTERSHARE TRUST COMPANY OF CANADA


                       (Form of Certificate for the Trust
                         Units in the English Language)

                                   TRUST UNITS

                          Advantage Energy Income Fund

           (a trust created under the laws of the Province of Alberta by a Trust Indenture amended and restated as of May 26, 2004)



No.
     ----------------------------------    -------------------------------------
                                           Trust Units


                                           CUSIP
                                                --------------------------------


THIS CERTIFIES THAT

         ______________________________________________________ is the
registered holder of ______________ fully paid Trust Units issued by Advantage Energy Income Fund (the "Trust") transferable only on the books of the Trust by the registered holder hereof in person or by attorney duly authorized upon surrender of this certificate properly endorsed.

         The Trust Units represented by this certificate are issued upon the terms and subject to the conditions of an indenture (which indenture together with all other instruments supplemental or ancillary thereto is herein referred to as the "Trust Indenture") amended and restated as of May 26, 2004 and made between Advantage Oil & Gas Ltd. (the "Corporation") and Computershare Trust Company of Canada (the "Trustee") which Trust Indenture is binding upon all holders of Trust Units and, by acceptance of this certificate, the holder assents to the terms and conditions of the Trust Indenture. Terms defined in the Trust Indenture have the same meaning when used herein.

         A copy of the Trust Indenture pursuant to which this certificate and the Trust Units represented hereby are issued may be obtained by any Unitholder on demand and on payment of reasonable reproduction costs from the head office of the Trust.

         This certificate may only be transferred, upon compliance with the conditions prescribed in the Trust Indenture, on the register to be kept at the office of the transfer agent in the City of Calgary and at such other place or places, if any, as the Trustee may designate, by the registered holder thereof or his executors or administrators or other legal representatives or his or their attorney duly appointed by an instrument in writing in form and execution satisfactory to the Trustee, and upon compliance with such reasonable requirements as the Trustee may prescribe.

         The Trust Indenture contains provisions for the holding of meetings of Unitholders and rendering resolutions passed at such meetings binding upon all Unitholders.

         The Trust Indenture provides that no Unitholder shall incur or be subject to any liability in connection with the Trust Fund or the obligations or the affairs of the Trust or with respect to any act performed by the Trustee or by any other person pursuant to the Trust Indenture.

         The Trust Indenture provides that Trust Units shall be issued only when fully paid and the Unitholders shall not thereafter be required to make any further contribution to the Trust with respect to such Trust Units.

         This certificate shall not be valid for any purpose until it shall have been countersigned and registered by the transfer agent of the Trust.

         IN WITNESS WHEREOF the Corporation has caused this certificate to be signed by its duly authorized officers.

DATED    ______________________          ADVANTAGE ENERGY INCOME FUND
                                         BY ADVANTAGE OIL & GAS LTD.


                                         Per:
                                               -----------------------------
                                               Authorized Officer


                                         Countersigned and Registered
                                         COMPUTERSHARE TRUST COMPANY OF CANADA,
                                         Trustee, Transfer Agent and Registrar


                                         Per:
                                               -----------------------------
                                               Authorized Officer

TRANSFER FORM




FOR VALUE RECEIVED the undersigned sells, assigns and transfers unto

________________________________________________________________________________


________________________________________________________________________________

(please print or typewrite name and address of assignee)



__________ Trust Units of Advantage Energy Income Fund represented by this certificate and hereby irrevocable constitutes and appoints ____________________ Attorney to transfer the said Trust Units on the registers of the Trust for the said purpose, with full power of substitution in the premises.



DATED ___________________________

__________________________________

The signature of the registered
holder of the within certificate to
the foregoing assignment must be
guaranteed by a chartered bank, by
a trust company or a member firm of
The Toronto Stock Exchange

                                           ____________________________________
                                           (SIGNATURE OF TRANSFEROR)